SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

HOME PRODUCTS INTERNATIONAL, INC.

(Name of Subject Company)

HOME PRODUCTS INTERNATIONAL, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

437305-10-5

(CUSIP Number of Class of Securities)

JAMES R. TENNANT

CHIEF EXECUTIVE OFFICER
HOME PRODUCTS INTERNATIONAL, INC.
4501 WEST 47TH STREET
CHICAGO, ILLINOIS 60632
(773) 890-1010

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

MARYANN A. WARYJAS, ESQ.
MARK D. WOOD, ESQ.
KATTEN MUCHIN ZAVIS ROSENMAN
525 WEST MONROE STREET
CHICAGO, ILLINOIS 60661
(312) 902-5200

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

      The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Home Products International, Inc., a Delaware corporation (“Home Products” or the “Company”). The address of the principal executive office of Home Products is 4501 West 47th Street, Chicago, Illinois 60632. The telephone number of the principal executive office of Home Products is (773) 890-1010.

      The title of the class of equity securities to which this Statement relates is the Company’s Common Stock, par value $0.01 per share, including the stock purchase rights associated therewith (the “Common Stock”). As of November 1, 2004, there were 7,878,900 shares of Common Stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

      The name, business address and business telephone number of Home Products, which is the person filing this Statement, are set forth in Item 1 above.

      This Statement relates to the offer (the “Offer”) by Storage Acquisition Company, L.L.C., a Delaware limited liability company (“Purchaser”), the members of which are (1) EGI-Fund (02-04) Investors, L.L.C. (“EGI-Fund”), an affiliate of two current stockholders of Home Products, (2) Triyar Storage Investment Company, LLC, an affiliate of Triyar Capital, LLC (“Triyar”), (3) Joseph Gantz, a former director of Home Products, and (4) Walnut Investment Partners, L.P. (“Walnut”), an affiliate of Mr. Gantz (Purchaser, EGI-Fund, Triyar, Mr. Gantz and Walnut being collectively referred to as the “Offerors” and EGI-Fund, Triyar, Mr. Gantz and Walnut being collectively referred to as the “Investors”), to purchase each issued and outstanding share of Common Stock for $2.25 per share in cash (without interest) (the “Offer Price”), upon the terms and subject to the conditions of the Acquisition Agreement (as defined below) as described in the Offer to Purchase contained in the Schedule TO filed by the Offerors (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on November 12, 2004. The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B) and are incorporated herein by reference.

      The Offer is being made pursuant to an Acquisition Agreement, dated as of October 28, 2004 (the “Acquisition Agreement”), between Purchaser and Home Products. The Acquisition Agreement provides that Purchaser will, on or before November 12, 2004, commence the Offer for all of the outstanding shares of Common Stock for the Offer Price, subject to a minimum tender of 80% of all of the outstanding Common Stock not held by the Offerors, their members or their affiliates (without giving effect to the exercise or conversion of any then-outstanding options, warrants or other rights to acquire, or securities convertible into or exercisable for, shares of Common Stock) and certain other conditions (the Offer, together with the transactions contemplated by the Acquisition Agreement, the “Transactions”). A copy of the Acquisition Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

      The Schedule TO states that the principal executive office of Purchaser is located at Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      The information contained in the Information Statement, which is attached hereto as Annex A, is incorporated herein by reference. Except as described in this Statement or incorporated herein by reference, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Home Products or its affiliates and (1) Home Products, its executive officers, directors or affiliates, or (2) Purchaser or its executive officers, directors or affiliates.

(a)	Certain Agreements, Arrangements or Understandings Between the Company or its Affiliates and the Company or its Executive Officers, Directors or Affiliates.

      Certain Employment Agreements

      James R. Tennant. Mr. Tennant is employed as Chairman of the Board and Chief Executive Officer pursuant to an employment agreement dated as of May 19, 1999. This agreement provides for significant payments to Mr. Tennant upon termination of his employment following a change of control, as defined in such agreement and which the consummation of the Offer would constitute. For a description of this employment agreement, including the change of control provisions (and the estimated amounts payable thereunder), see the Information Statement attached hereto as Annex A.

      Agreements with Executive Officers. The Company has also entered into employment and retention arrangements with the Company’s other executive officers: James E. Winslow, Joseph Lacambra, Peter Graves and Charles F. Avery, Jr. These arrangements provide for payments to these executive officers under specified circumstances following a change of control, as defined in such arrangements and which the consummation of the Offer would constitute. For a description of these arrangements, including the change of control provisions (and the estimated amounts payable thereunder), see the Information Statement attached hereto as Annex A.

      Other Employment-Related Agreements

      Executive Incentive Plan. The Company’s executive officers participate in its Executive Incentive Plan. The purpose of this plan is to make available to the participants a portion of their total compensation in the form of an incentive opportunity for attaining a return-on-capital-employed goal determined by the compensation committee of the Board of Directors at the beginning of the plan year.

      While the plan provides annual incentive opportunity, it also provides longer-term incentives to enhance stockholder value. One-half of the total award is paid to participants in cash following the end of the plan year, while the remainder is deferred as phantom stock units the value of which is tied to the performance of the Company’s Common Stock. The value of deferred phantom stock units is generally paid out over three years, subject to a vesting schedule and only in the event that the recipient remains an employee on each vesting date, in the form of cash or cash and Common Stock. For a further description of this plan, see the Information Statement attached here to as Annex A.

      After year’s end, the compensation committee reviews the Company’s performance prior to determining the final incentive awards. There were no 2003 incentive awards paid to any executive officer under the plan.

      In the event of a change of control transaction, as defined in such plan and which the consummation of the Offer would constitute, each participant in the plan is entitled to receive, if the targeted return is met (based on estimated year-to-date performance), a prorated cash payment for the year in which the change of control takes place and all unvested phantom stock units immediately vest and, together with accumulated vested but unpaid phantom stock units, are payable in cash within 10 days after the closing of the change of control transaction. Assuming the Offer was to be consummated on the Company’s 2004 fiscal year end date of January 1, 2005, the Company currently estimates that it would be obligated to pay approximately $828,400 to the Company’s executive officers ($513,700 to James R. Tennant; $164,500 to James E. Winslow; $59,100 to Joseph Lacambra; $47,500 to Peter Graves; and $43,600 to Charles F. Avery, Jr.) under the change of control provisions of this plan.

      Management Incentive Plan. The Company’s executive officers, along with certain other key employees, also participate in its Management Incentive Plan. Under this plan, participants are eligible to earn an annual incentive award based on the attainment of pre-approved goals. Participants are assigned a target incentive award stated as a percentage of their salary, based on attainment of predetermined financial and economic goals. The goals consist of (1) earnings performance goals expressed as EBITDA, and (2) for key employees, a discretionary performance goal with respect to specific performance objectives established at the beginning of the year. For achievement above or below the performance goals, the amount of the total award increases or decreases above or below the target incentive award. For a further description of this plan, see the Information Statement attached here to as Annex A.

      The 2003 performance goal set by the compensation committee for executive officers was the attainment of a minimum level of EBITDA. After the year end, the committee reviewed the Company’s performance and each of the participating executives prior to payment of the incentive awards. No incentive awards were paid to the Company’s executive officers under this plan for 2003.

      In the event that a change of control transaction, as defined in such plan and which the consummation of the Offer would constitute, occurs during a fiscal year, a prorated incentive award for the year in which the change of control takes place will be paid to the participants based on the Company’s performance as of the date of the change of control transaction as compared to the performance goals as of the same date. Assuming the Offer were to be consummated on the Company’s 2004 fiscal year-end date of January 1, 2005, and based on the Company’s performance to date, the Company currently estimates that it would be obligated to pay approximately $1.066 million to executive officers under this plan for 2004 ($526,500 to James R. Tennant; $219,400 to James E. Winslow; $125,600 to Joseph Lacambra; $100,600 to Peter Graves; and $93,700 to Charles F. Avery, Jr.).

      Restricted Stock Plan. Pursuant to the 1999 Directors Restricted Stock Plan (the “Restricted Stock Plan”), shares of Common Stock are granted to participants, who must be directors of Home Products or its subsidiaries. As of November 12, 2004, there were 71,996 shares of the Company’s common stock issued under the Restricted Stock Plan.

      Performance Incentive Plan. Under the 1999 Performance Incentive Plan, stock options, restricted stock grants, performance grants, stock-based grants and stock appreciation rights may be granted to participants, who include non-employee directors, officers and certain employees. Upon a change of control, as defined in such plan and which the consummation of the Offer would constitute, (i) all stock options and stock appreciation rights then outstanding would become fully exercisable as of the date of the change of control; (ii) all restrictions and conditions in respect of all restricted stock grants then outstanding would be deemed satisfied as of the date of the change of control; and (iii) all performance grants and other stock-based grants would be deemed to have been fully earned as of the date of the change of control. As of November 1, 2004, there were outstanding options to purchase 346,666 shares of the Company’s Common Stock granted under this plan to directors and executive officers of the Company with an exercise price less then $2.25. The weighted average exercise price for these options is $1.83.

      If each of the directors and executive officers holding such options were to execute option cancellation agreements relating to all such options, the Company currently estimates that the directors and executive officers would receive an aggregate amount of $144,066 in option cancellation consideration if the Offer is consummated. This amount is estimated to be payable approximately as follows: $49,000 to Mr. Tennant (Chairman of the Board and Chief Executive Officer); $8,550 to Charles Campbell (director); $8,550 to Daniel Shure (director); $8,550 to Joel Spungin (director); $12,250 to James E. Winslow (executive officer); $22,254 to Peter Graves (executive officer); $17,762 to Joseph Lacambra (executive officer); and $17,150 to Charles F. Avery, Jr.

      1994 Stock Option Plan. Pursuant to the 1994 Stock Option Plan, the Company may grant options to purchase shares of Company’s Common Stock to participants, which is defined as key employees, non-employee directors, consultants and independent contractors. As of November 1, 2004, there were no options to purchase shares of the Company’s Common Stock with an exercise price less then $2.25 under this plan.

      The above summaries and estimates are qualified in their entirety by reference to the complete texts of the relevant agreements and plans, which have been filed herewith as Exhibits (e)(2) through (e)(13), and are incorporated herein by reference.

      Board and Board Committee Arrangements

      In consideration for their service as members of the Board of Directors and various committees of the Board of Directors, including the Special Committee, each non-employee director receives an annual retainer, as well as additional compensation based on the number and nature of meetings attended. For a description of these compensation arrangements, see the Information Statement attached here to as Annex A.

      Termination Agreement

      JRT Acquisition Inc. (“JRT”), an entity formed by Mr. Tennant, and the Company had entered into an Agreement and Plan of Merger, dated June 2, 2004 (the “JRT Agreement”), pursuant to which JRT was to have merged into the Company with each outstanding share of Common Stock being exchanged for the right to receive $1.50 in cash. The Company was permitted to terminate the JRT Agreement if, among other things, the Special Committee of the Board of Directors consisting of independent and disinterested directors (the “Special Committee”), in the exercise of its fiduciary duties, deemed an alternative transaction to be more favorable to its stockholders. The JRT Agreement required the Company to reimburse JRT up to a maximum of $550,000 in expenses relating to the JRT Agreement as a condition to termination. On October 28, 2004, before entering into the Acquisition Agreement, the Company and JRT entered into a Termination Agreement, terminating the JRT Agreement, and the Company has reimbursed JRT for, or paid directly to third parties on JRT’s behalf, an aggregate of $496,089 in payment of expenses incurred by JRT and submitted to the Company for reimbursement or payment.

      Indemnification and Insurance

      The Acquisition Agreement provides that Purchaser shall cause all of the Company’s indemnification obligations that exist in favor of Home Products’ directors or officers as provided in the Company’s Certificate of Incorporation or Bylaws, and any of the Company’s existing indemnification agreements in effect as of the date of the Acquisition Agreement, to be fulfilled and honored by Home Products after the date on which Purchaser first accepts for payment shares tendered pursuant to the Offer (the “Share Acceptance”). Purchaser has also agreed to cause Home Products to ensure that the Certificate of Incorporation and Bylaws of Home Products will contain provisions with respect to exculpation from liability, indemnification and advancement of expenses that are at least as favorable as those currently in effect for a period of six years from the Share Acceptance.

      Purchaser and Home Products have agreed that the Company will purchase, prior to the Share Acceptance, a fully prepaid tail policy under the Company’s existing directors’ and officers’ liability insurance policy or, if unavailable from the Company’s current provider, another provider mutually acceptable to the Special Committee and the Purchaser. This tail policy will provide for aggregate coverage of $15 million (or, to the extent that the cost for aggregate coverage of $15 million would exceed $1 million, aggregate coverage for the maximum amount available on substantially equivalent terms for $1 million). Purchaser has agreed to cause the Company to maintain the tail policy in effect until six years after the Share Acceptance.

      If, following the Share Acceptance, the Company consolidates or merges and is not the surviving entity after such a transaction, or transfers all or substantially all of its assets, then proper provision must be made so that the successor or assigns of the Company assume the indemnification and liability insurance obligations of the Company described above. Purchaser and Home Products further agreed that if any claim, action, suit, proceeding or investigation, whether arising before or after the Share Acceptance, is made against any person covered by the Company’s directors’ and officers’ liability insurance, then the indemnification provisions of the Acquisition Agreement will continue in effect until the final disposition of the claim, action, suit, proceeding or investigation.

      In addition, the Acquisition Agreement provides that, prior to the Share Acceptance, and effective upon the expiration of the Company’s existing directors and officers liability insurance policies, the Company shall purchase an extension of such policies on substantially equivalent coverage terms for up to one additional year.

(b)	Certain Agreements, Arrangements or Undertakings Between the Company or its Affiliates, on the one hand, and Purchaser or its Executive Officers, Directors or Affiliates, on the other hand.

      Confidentiality Agreements

      A summary of the material terms of a Confidentiality Agreement dated April 29, 2004, by and between Mesirow and Triyar (and to which, on August 20, 2004, Mr. Gantz agreed to be bound), is contained in Section 11 of the Offer to Purchase and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the confidentiality agreement (including the letter confirming Mr. Gantz’s agreement to be bound thereby), which has been filed herewith as Exhibit (e)(14) and is incorporated herein by reference.

      On July 19, 2004, Equity Group Investments, L.L.C. (“EGI”), an affiliate of EGI-Fund, executed a confidentiality agreement for the purpose of enabling EGI and its affiliates to receive nonpublic information about the Company in order to evaluate their potential interest in acquiring the Company. A summary of the material terms of the confidentiality agreement, by and among EGI and the Company is contained in Section 11 to the Offer to Purchase and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the confidentiality agreement, which has been filed herewith as Exhibit (e)(15) and is incorporated herein by reference.

      The Acquisition Agreement

      A summary of the material terms of the Acquisition Agreement is contained in Section 11 of the Offer to Purchase, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the Acquisition Agreement, which has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

      Our executive officers and directors collectively own, in addition to their options, 642,044 shares of Common Stock. Assuming all of our executive officers and directors tender these shares pursuant to the Offer, the Company currently estimates that they will receive an aggregate amount of $1,444,600 in consideration for such shares if the Offer is consummated. This amount is estimated to be payable approximately as follows: $1,052,163 to Mr. Tennant; $55,663 to Mr. Campbell; $62,741 to Mr. Shure; $49,850 to Mr. Spungin; $179,687 to Mr. Winslow; $22,041 to Mr. Graves, $0 to Mr. Lacambra; and $22,455 to Mr. Avery.

      Agreements Regarding Funding

      In connection with the Transactions, EGI-Fund, Triyar and Walnut each entered into an Agreement Regarding Funding with the Company, whereby each has agreed to invest in, or contribute to, Purchaser the funds necessary to consummate the Transactions in the respective amounts set forth therein. A summary of the material terms of the Agreements Regarding Funding is contained in Section 10 of the Offer to Purchase and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete texts of the Agreements Regarding Funding, which have been filed herewith as Exhibits (e)(16) through (e)(18) and are incorporated herein by reference.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

      Recommendation of the Special Committee

      At a meeting held on October 28, 2004, the members of the Special Committee determined that the terms and conditions of the Acquisition Agreement and the Transactions are fair to, and in the best interests of, Home Products’ stockholders. The Special Committee voted unanimously to approve the Acquisition Agreement and the Transactions, and recommended that the Board of Directors approve the Acquisition Agreement and resolve to recommend that the stockholders of the Company accept the Offer and tender their shares to Purchaser pursuant to the Offer.

      Recommendation of the Board of Directors

      At a meeting held on October 28, 2004, the Board of Directors concluded that the factors considered by the Special Committee supported the Special Committee’s conclusions, and the Board adopted the Special Committee’s analysis and its determination that the terms and conditions of the Acquisition Agreement and the Transactions are fair to, and in the best interests of, the Company’s stockholders. The Board of Directors approved the Acquisition Agreement and the Transactions and recommends that the Company’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer. Mr. Tennant abstained from the Board’s determination and approval decisions.

      A letter to Home Products’ stockholders communicating the Board’s recommendation is filed as Exhibit (a)(2) hereto and is incorporated herein by reference.

      Intent to Tender

      To the knowledge of Home Products, after reasonable inquiry, all executive officers and directors of Home Products currently intend to tender, pursuant to the Offer, all shares of Common Stock held of record or beneficially owned by them.

      Background of the Transaction

      On January 15, 2002, affiliates of EGI filed a Schedule 13D with the SEC reporting beneficial ownership of approximately 8% of the outstanding shares and indicating the possibility of having future discussion with the Company’s management, directors and other stockholders concerning various ways of maximizing long-term stockholder value.

      In April 2002, due to a stock price that remained near historically low levels, the challenges faced by the Company, as well as increased costs associated with being a public company, the Company engaged Sawaya Segalas, an investment banking firm, to advise the Board of Directors regarding a possible sale, merger, consolidation or other business combination involving Home Products. Sawaya Segalas and management screened over 400 companies to evaluate potential domestic, foreign, strategic and financial potential acquirers for Home Products. Fifty-three companies, including EGI as discussed below, were selected to receive the initial marketing materials and 31 companies showed interest in receiving additional information and received a confidential information memorandum regarding Home Products. Of the companies that received further information, seven submitted preliminary non-binding indications of interest. Following a review of the indications of interest, four companies were invited to attend a management presentation in Chicago and given access to detailed due diligence information in a data room. These discussions did not lead to a firm offer from any of the prospective purchasers. Generally, concerns expressed about the Company included: (1) customer concentration issues, particularly with respect to Kmart; (2) exposure to resin prices; (3) relatively low growth in most of the Company’s segments; (4) uncertainty relating to the Martha Stewart scandal and its potential impact on Kmart; and (5) potential financing issues relating to the Company’s 9 5/8% Senior Subordinated Notes due 2008 (the “Notes”). The Company terminated the engagement with Sawaya Segalas in September 2003.

      In May 2002, EGI was contacted by Sawaya Segalas, inquiring as to the potential interest of EGI in acquiring, or investing in an acquisition of, the Company. Periodically during the balance of 2002, discussions occurred between EGI and Sawaya Segalas regarding such a possible transaction and, in November 2002, representatives of EGI met with Mr. Tennant, the Company’s Chairman and Chief Executive Officer, to discuss the Company’s financial performance. However, in December 2002, discussions between EGI and the Company ended without any agreement or understanding having been reached regarding a potential transaction that would involve EGI.

      At the beginning of October 2003, Mr. Tennant informed the Board of Directors that he was considering making an offer for Home Products. On October 2, 2003, four of the five members of the Board of Directors determined that a Special Committee consisting of the Company’s three independent, disinterested directors, Messrs. Charles Campbell, Daniel Shure and Joel Spungin, would need to be formed to consider, negotiate and evaluate any proposal that might be forthcoming from Mr. Tennant.

These three independent, disinterested directors, informally acting as the Special Committee until their formal designation as such on December 16, 2003, then interviewed several law firms and investment banking firms to represent and advise the Special Committee in connection with any proposal that might be made by Mr. Tennant. Following the interviews, the Special Committee reviewed the proposals and considered the credentials and geographic proximity of the firms that were interviewed. Upon completion of its deliberations, the Special Committee decided to retain Katten Muchin Zavis Rosenman, (“KMZR”) as counsel to the Special Committee and Mesirow Financial, Inc. (“Mesirow”) as financial advisor to the Special Committee, based primarily on the qualifications, reputation and experience of these firms.

      In mid-October 2003, Mr. Tennant determined that additional time was needed to prepare an acquisition strategy for the transaction. He advised the Special Committee that he was reconsidering whether he would submit a proposal to acquire the Company after all, and discussions ceased until early December 2003. Between mid-October 2003 and early December 2003, Mr. Tennant and his advisors completed an acquisition strategy for the transaction, including negotiating and structuring a financing package for the merger that Mr. Tennant deemed appropriate. Between mid-October 2003 and March 2004, Mr. Tennant contemplated the prospect of including Mr. Winslow, the Company’s Executive Vice President, Chief Financial Officer and Secretary, as part of JRT and, as a result, Mr. Tennant had several brief, casual discussions with Mr. Winslow regarding this possibility. These discussions did not mature into a substantive discussion of the details or substance of a proposed transaction, and ultimately, Mr. Tennant did not invite Mr. Winslow to join JRT. Mr. Tennant determined to pursue the transaction on his own because he did not want the proposed transaction to distract Mr. Winslow from focusing on the day-to-day operations of Home Products.

      On December 9, 2003, Mr. Tennant sent a letter to the Board of Directors proposing to acquire all of the Company’s publicly held shares for cash consideration of $1.35 per share. Mr. Tennant’s letter proposed that the acquisition would be in the form of a merger of Home Products with a newly formed acquisition entity, and would be conditioned upon, among other things, obtaining the consent of the holders of the outstanding Notes to the proposed transaction and an appropriate amendment to the indenture for the Notes (the “Indenture”). Mr. Tennant’s letter stated that his proposal was contingent upon the Company agreeing to be responsible for his transaction costs (including legal fees and expenses and investment banking fees and expenses) and the costs associated with amending the Indenture (including the fees and expenses of the holders of the Notes (the “Noteholders”) and related legal fees and expenses), regardless of whether a merger was consummated. On December 10, 2003, the Special Committee met with its advisors to consider Mr. Tennant’s proposal. At that meeting, the Special Committee requested that its advisors negotiate with Mr. Tennant and his advisors regarding the realization of a better price for the Company’s stockholders and Mr. Tennant’s requests that all transaction-related expenses be borne by Home Products.

      On December 16, 2003, the Board of Directors held a regularly scheduled meeting. At that meeting, management reviewed its final forecast of operating results for the full fiscal year ending December 27, 2003. Management also presented its budget for the 2004 fiscal year, outlining key financial objectives and assumptions. There was also a discussion of major risks, including resin costs, capacity constraints, potential price wars and risks associated with the Company’s major customers. At that meeting, the Board of Directors formally designated Messrs. Campbell, Shure and Spungin as the Special Committee to consider, negotiate and evaluate Mr. Tennant’s proposal to acquire Home Products.

      On December 16, 2003, following the conclusion of the full board meeting, the Special Committee and its advisors met with Mr. Tennant, his financial advisor, Stifel Nicolaus, and his legal counsel, Vedder, Price Kaufman and Kammholz, to further discuss and negotiate the terms and conditions of Mr. Tennant’s proposal. During these negotiations, the Special Committee sought various concessions from Mr. Tennant, including, among other things, that Mr. Tennant drop his demand that the Company bear all transaction-related expenses (including those of Mr. Tennant and all expenses related to amending the Indenture and negotiations and discussions with the Noteholders), and that Mr. Tennant waive the change of control provisions in his existing employment agreement in order to level the playing field for other potential acquirers. Another meeting of the Special Committee was scheduled for the next day to continue the process of reviewing and considering Mr. Tennant’s proposal.

      On December 17, 2003, the Special Committee, along with representatives of its advisors, met with Mr. Tennant and his advisors to continue to consider Mr. Tennant’s proposal. At that meeting, management presented again its financial forecast for 2003 and budget for 2004, for the benefit of the respective advisors to the Special Committee and to Mr. Tennant. Discussions continued with Mr. Tennant regarding the concessions sought by the Special Committee. Mr. Tennant refused, however, to make concessions regarding transaction expenses or the change of control provisions in his employment agreement that the Special Committee considered to be adequate.

      On December 18, 2003, Mr. Tennant sent a letter to the Special Committee stating that he would not pursue the proposed transaction unless the Special Committee agreed that Home Products would pay for all expenses relating to the amendment of the Indenture, including, without limitation, expenses of counsel for Home Products and Mr. Tennant’s counsel, and all expenses of the Noteholders in negotiating and completing the Indenture amendment, regardless of whether or not the proposed transaction was consummated. In his letter, Mr. Tennant also noted that he had worked with investment bankers in aggressively marketing Home Products on behalf of the Board of Directors and stockholders in prior years and that, based on that experience, he considered his proposal to be the only viable option for the Company to deliver value and liquidity to the Company’s stockholders for the foreseeable future.

      In light of the fairly steady erosion in the market price for the Company’s Common Stock, from $3.00 earlier in 2003 to $1.07 on December 18, 2003, the Special Committee determined that it was in the best interests of Home Products and its stockholders for Mesirow to attempt to identify other potential acquirers and, if possible, for the Special Committee’s advisors to re-start discussions with Mr. Tennant and his advisors to see if agreement could be reached on a potential transaction with Mr. Tennant at a price that would provide both liquidity and a premium for the Company’s stockholders. Also on December 18, 2003, the Special Committee executed a formal engagement letter with Mesirow.

      While discussions with Mr. Tennant remained at a standstill, Mesirow began the process of interviewing members of the Company’s management team, and assembling and reviewing relevant materials, as it considered necessary to enable Mesirow to identify, evaluate and pursue strategic alternatives.

      At a Special Committee meeting on January 13, 2004, Mesirow presented the Special Committee with a list of the various opportunities and challenges that the Special Committee was likely to encounter in attempting to attract third party strategic interest in a potential acquisition of Home Products. Mesirow initially concluded that, despite the many challenges facing Home Products, there was still a possibility of attracting interest, particularly if the Company was able to restructure certain of its obligations. For example, Mesirow observed that a restructuring of Mr. Tennant’s employment agreement to waive or reduce the payments to which he was entitled in the event he terminated his employment after a change of control could help make the Company more attractive to potential third party acquirers. At that meeting, Mesirow, which had initially focused its market search on strategic buyers, identified for the Special Committee approximately 20 prospective strategic buyers and categorized them according to their relative likelihood of interest.

      In mid-January 2004, the Special Committee decided to agree to pay the expenses associated with negotiating an Indenture amendment, subject to a reasonable cap, after concluding that the discussions with the Noteholders were not only necessary for purposes of Mr. Tennant’s proposal but would also facilitate the pursuit of alternative transactions, and discussions resumed with Mr. Tennant regarding his proposal.

      On January 20, 2004, Mr. Tennant sent a letter to the Special Committee in which he proposed that a newly formed acquisition company, Newco, would acquire all of the Company’s publicly held Common Stock in a merger transaction in which each share of Common Stock would be exchanged for $1.50 in cash. Mr. Tennant would be an owner of Newco. His letter stated that his proposal had no financing or due diligence contingency. His letter also stated that his proposal was conditioned, among other things, on:

•	negotiation of an appropriate amendment to the Indenture, with Home Products being responsible for the costs associated with the amendment (including the fees and expenses of the Company’s counsel, the fees and expenses of the Noteholders and their counsel, and the fees and expenses of Newco and its counsel relating to the amendment), up to an aggregate maximum of $350,000;

•	the definitive merger agreement providing for a break-up fee equal to 3% of the aggregate consideration of Newco’s offer if the Company terminated the transaction for any reason other than the Company’s receipt and acceptance of a bona fide superior offer from a third party or a breach by Newco giving the Company the right to terminate the proposed merger agreement; and

•	the definitive merger agreement providing that Home Products would reimburse Newco and Mr. Tennant for all costs and expenses incurred by them if Home Products terminated the proposed transaction for any reason other than a breach by Newco giving the Company the right to terminate the proposed merger agreement.

      Discussions and negotiations continued with Mr. Tennant and his advisors, with particular focus given to the proposed break-up fee. Later that day, Mr. Tennant submitted a revised proposal letter. The revised proposal eliminated the break up fee, and among other things, stated that:

•	Newco would acquire all of the Company’s publicly held Common Stock in a merger in which each share of Common Stock would be exchanged for $1.50 in cash;

•	Following the consummation of the proposed merger, the Company’s Noteholders would own warrants giving them the right to acquire stock of the surviving corporation;

•	To the extent the fees and expenses relating to amendment of the Indenture exceeded $350,000, any excess would be the responsibility of Newco and Mr. Tennant;

•	The proposed merger was not subject to any financing or due diligence contingency; and

•	The parties would consult with each other before making any public statements regarding the merger.

      The Special Committee continued to seek confirmation that Mr. Tennant and Newco had arranged for the financing necessary to consummate the proposed transaction and requested confirmation that Fleet Capital Corporation (now known as Bank of America Business Capital), the Company’s senior lender, was willing to finance the proposed transaction on the terms described to the Special Committee by Mr. Tennant and his advisors. On February 3, 2004, the Special Committee received a copy of a term sheet from Fleet Capital Corporation with respect to financing the transaction. The Special Committee requested that its advisors obtain additional information regarding the Fleet Capital financing and negotiate further revisions to Mr. Tennant’s proposal, including the expense reimbursements that had been requested by Mr. Tennant and Newco.

      On February 4, 2004, the Special Committee received, reviewed and decided to accept a revised proposal letter from Mr. Tennant and his acquisition company, JRT. The revised proposal was executed by the Company and Mr. Tennant, and was filed as an attachment to the Company’s 8-K filing made on February 5, 2004.

      On February 13, 2004, affiliates of EGI, who were also stockholders of the Company, sent a letter to the Special Committee, expressing a desire for a fair process and the maximization of stockholder value with respect to the negotiation of any potential acquisition or transaction between the Company and Mr. Tennant. The Special Committee responded with a letter to the affiliates of EGI emphasizing the seriousness with which the Company took its obligations with respect to Mr. Tennant’s proposal and indicating, among other things, that the Special Committee would conduct an active exploration of any alternatives to his proposal.

      At its February 23, 2004 meeting with the Special Committee, Mesirow expanded the list of possible acquirers to 21 prospective strategic buyers and 14 prospective financial buyers, including six financial buyers with strategic portfolio companies. Mesirow contacted each of these prospective buyers, sometimes on several occasions, and followed up with confidentiality agreements to the approximately 22 prospective buyers that indicated an interest. An affiliate of EGI was among the financial buyers contacted by Mesirow but expressed no interest at the time. Additional marketing materials were sent to seven prospective buyers after each of them executed confidentiality agreements. As of its March 8, 2004 meeting with the Special Committee, Mesirow had sent out marketing materials to an additional six prospective buyers. Mesirow also consulted with the Special Committee on March 17, 2004 on a potential recapitalization as an alternative financing arrangement, whereby the Company’s subordinated debt would be converted into Common Stock. The Special Committee and Mesirow were unable, however, to identify a recapitalization scenario that would be as favorable to the Company’s stockholders as the $1.50 per share merger consideration offered by Mr. Tennant due to the Company’s debt load and the specific business risks faced by the Company.

      During this active market search, Mr. Tennant would not concurrently negotiate the terms of a definitive merger agreement, indicating that he was not prepared to incur the related expenses. During this period, he did continue to have discussions with the holder of a majority of the Notes (the “Majority Noteholder”) regarding the amendment of the Indenture.

      In March 2004, Mesirow contacted EGI to inquire as to the potential interest of EGI’s affiliates in acquiring, or investing in an acquisition of, the Company. EGI’s affiliates had no interest at that time in any such transaction.

      In late March 2004, Home Products received indications of interest from two financial buyers. One of these buyers made a preliminary proposal to acquire the Company for between $1.50 and $2.00 per share; the other made a preliminary proposal to acquire the Company for $1.50 per share. Each of these proposals was subject to various conditions, including further due diligence. Within two weeks of submitting their correspondence indicating interest, the two buyers decided to collaborate and submitted a joint indication of interest in early April, which they revised and re-submitted later that month. At a meeting of the Special Committee on April 14, 2004, Mesirow reported on the status of this joint proposal, which at that point contemplated a purchase price of $1.75 per share, as well as discussions with other prospective buyers. The Special Committee continued to review these matters throughout April 2004. The joint proposal failed, however, when the prospective buyers were unable to reach an agreement with holders of the Notes regarding a restructuring of the subordinated debt. The Company believes that these discussions between the prospective buyers and the Noteholders stalled when the parties were unable to agree on the conversion of any or all of the subordinated debt into equity.

      On April 29, 2004, Triyar executed a confidentiality agreement with Mesirow on behalf of the Company, and on April 30, 2004, Mesirow supplied Triyar with an executive summary of the Company.

      When the two financial buyers failed to reach an agreement with the Noteholders, the Special Committee decided to go forward to attempt to reach a definitive agreement with Mr. Tennant. At that time, Mr. Tennant and JRT revived their condition that, before moving forward to negotiate definitive documentation, the Company agree to reimburse their legal and other costs associated with the proposed transaction (in addition to the costs associated with amendment of the Indenture). Given that the Special Committee continued to believe that a merger at a price of $1.50 per share was in the best interests of the Company’s stockholders for the reasons discussed below and that the JRT proposal was the only viable proposal to acquire the Company, the Special Committee decided to agree to this request subject to three conditions:

1)	JRT provide the Special Committee with Fleet’s formal, written commitment to finance the transaction;

2)	JRT provide the Special Committee with written confirmation from the Majority Noteholder that it had substantially agreed to an amendment to the terms of the Notes as necessary to allow the merger transaction with JRT to proceed and as to its willingness to execute final documentation with respect thereto by August 31, 2004; and

3)	JRT and the Special Committee reach agreement on the language of a “fiduciary out” provision for a definitive merger agreement that would give the Company a broad right to provide information to, and negotiate with, third parties and to terminate the agreement to enter into a superior proposal.

      The parties then negotiated the terms of the “fiduciary out” and the conditions under which the Company would be obligated to reimburse JRT’s and Mr. Tennant’s expenses. The Company agreed to reimburse JRT and Mr. Tennant for their expenses up to a maximum of $150,000 plus expenses incurred in connection with the Indenture, if the Company terminated discussions. The parties also negotiated exceptions to the Company’s reimbursement obligations in the event JRT voluntarily terminated discussions. On May 17, 2004, after agreement was reached on these matters and the three conditions established by the Special Committee had been satisfied, the Company executed a letter agreement with JRT setting forth its commitment to reimburse Mr. Tennant for JRT’s fees and expenses incurred in connection with the proposed transaction.

      On May 17, 2004, following the execution of the “fee letter,” counsel to JRT distributed a draft of a merger agreement to the Special Committee and its counsel for their review and comment. The Special Committee and its counsel promptly reviewed this draft and commenced negotiation of the definitive merger agreement and ancillary documents with JRT and its counsel.

      On May 24, 2004, the Special Committee met with representatives of Mesirow and KMZR. Representatives of KMZR summarized the terms of the proposed merger agreement and discussed the open business and legal issues relating to the agreement. Representatives of Mesirow then provided the Special Committee with a comprehensive review of the exploration of strategic alternatives and Mesirow’s financial analysis with respect to the proposed merger. Mesirow reported that it had contacted 23 strategic buyers and 40 financial buyers, including eight financial buyers with portfolio or related investments in strategic companies. Mesirow attributed the lack of interest among strategic buyers to Home Products’ outstanding debt load and the unwillingness of the Noteholders to restructure the Notes, exposure to price volatility in the resin market, limited pricing power of Home Products’ commodity products, heavy customer concentration, particularly with Kmart Corporation, the change of control provisions in both the Indenture and in Mr. Tennant’s employment agreement, and the Company’s relatively poor recent results and prospects. According to Mesirow, the Company’s outstanding debt load and the unwillingness of the holders of the Notes to restructure the Notes, the change of control provisions of both the Indenture and Mr. Tennant’s employment agreement, price volatility in the resin and steel markets, and the commodity nature of the Company’s products were among the reasons given by prospective financial buyers for their decision not to go forward. Mesirow consulted with the Special Committee on a potential leveraged buyout as an additional alternative financing arrangement. However, the Special Committee and Mesirow determined that, based on Mesirow’s leveraged buyout analysis prepared in connection with its fairness analysis, a leveraged buyout would be very difficult to consummate without a significant discount on the purchase of the Notes because the transaction would result in unacceptable equity returns. Mesirow’s leveraged buyout analysis is described below under “Opinion of Mesirow Financial, Inc. — Leveraged Buyout Analysis.” In connection with Mesirow’s review, the Board of Directors received the oral opinion of Mesirow that the $1.50 per share cash consideration to be received by the Company’s stockholders in the merger was fair, from a financial point of view, to the Company’s stockholders.

      From May 24, 2004, through June 1, 2004, the Special Committee and its counsel continued to negotiate with JRT and its counsel in an effort to reach agreement on the remaining open issues, which included further clarifying the Company’s obligation to reimburse Mr. Tennant for his expenses, the treatment of stock options, narrowing the Company’s representations and warranties regarding tax matters, benefit plans and litigation, expanding JRT’s representations and warranties regarding its financing, adding a representation and warranty regarding JRT’s lack of knowledge that any of the Company’s representations and warranties were not true and correct, negotiating the terms under which the Company would purchase a tail policy under the Company’s directors and officers liability insurance, removing a closing condition relating to dissenting shareholders, and narrowing a closing condition pertaining to pending litigation. The Special Committee also requested that, as a condition to executing a definitive agreement, JRT provide it with a revised commitment letter from Fleet extending the expiration date of the financing commitment.

      On June 1, 2004, the Special Committee had received the revised commitment letter from Fleet and met again with representatives of Mesirow and KMZR. Representatives of KMZR advised the Special Committee as to the few remaining open issues on the merger agreement. Representatives of Mesirow discussed their financial analysis again and reiterated their oral opinion, confirmed in a written opinion dated June 2, 2004, that as of the date of their opinion and subject to the conditions and assumptions set forth in the opinion, the $1.50 per cash consideration was fair, from a financial point of view, to the Company’s stockholders. At that meeting, the Special Committee unanimously approved and recommended the merger agreement and the merger, subject to the resolution of the remaining open issues on the terms proposed by the Special Committee.

      On the morning of June 2, 2004, the Board of Directors, consisting of the members of the Special Committee and Mr. Tennant, held a meeting to consider whether to approve the merger agreement and the merger. The advisors to the Special Committee were also present at, and participated in, this meeting. With Mr. Tennant abstaining from the deliberations and voting, the Board approved the merger, the merger agreement and related documents, subject to JRT’s agreement to resolve one remaining open issue on the terms that had been proposed by the Special Committee. Later that day, JRT agreed to accept the Special Committee’s proposal on this open matter, and the parties executed the definitive merger agreement and ancillary documents.

      The JRT Agreement authorized and permitted the Company to terminate the merger agreement and merger if (1) the Company received a proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination involving the Company or to acquire over 20% of the Company’s outstanding equity securities or total assets (a “Company Takeover Proposal”), (2) the Special Committee determined that the Company Takeover Proposal was more favorable to holders of the Common Stock than the merger with JRT (a “Superior Company Proposal”), (3) the Company notified JRT in writing of the Special Committee’s determination and described to JRT the material terms of the Superior Company Proposal, (4) within three business days after its receipt of such notice, JRT did not make a binding written offer to acquire the Company that caused the Special Committee to no longer be able to determine in good faith that the Superior Company Proposal remained such, (5) the Company concurrently (or substantially contemporaneously) entered into a definitive agreement for the implementation of the Superior Company Proposal, and (6) the Company paid (or substantially contemporaneously paid) JRT for all acquisition expenses incurred by JRT up to a maximum of $550,000, less the amount of any acquisition expenses previously paid or reimbursed by the Company.

      On July 6, 2004, the Company filed a proxy statement and a Schedule 13E-3 with the SEC in connection with the merger agreement and the merger. The Company amended these filings on August 20, 2004 and September 15, 2004, in response to comments received by the SEC.

      After June 2, 2004, the date the JRT Agreement was executed, the Special Committee received two additional expressions of interest. The first indication of interest was from Triyar and on June 8, 2004, representatives of Triyar and its financial advisor met with representatives of Mesirow to discuss Triyar’s potential interest in a transaction with the Company. Triyar submitted an initial due diligence request to the Company on June 16, 2004, and while it had not yet presented the Company with a formal offer, it had indicated to Mesirow by email on June 16, 2004, that it was contemplating, subject to various conditions and approvals (including financing approvals), offering the Company’s stockholders at least $1.75 per share in a potential transaction and that it had engaged in some discussions relating to a proposed transaction with certain Noteholders. On June 18, 2004, Triyar submitted a letter to the Special Committee expressing Triyar’s interest in acquiring the Company at a price of at least $1.75 per share as well as proceeding with detailed due diligence and making a presentation to certain Noteholders. An expression of interest from a second prospective buyer, received on June 18, 2004, was abandoned shortly after it was made.

      On June 21, 2004, the Special Committee held a meeting to discuss the Triyar proposal. The advisors to the Special Committee were also present at, and participated in, this meeting. Mesirow described their discussions with Triyar, and informed the Special Committee that Triyar had already engaged in preliminary discussions with the Majority Noteholder regarding a potential amendment to the Company’s Indenture. In connection with its proposal letter, Triyar had requested access to the Company’s senior management and officers, as well as certain other legal and financial due diligence materials. Triyar also expressed an interest in conducting negotiations with Mr. Tennant regarding the change of control payments that the Company would be obligated to pay Mr. Tennant upon consummation of Triyar’s proposed merger. After discussion, the Special Committee agreed to allow Triyar access to both the Company’s personnel and the requested due diligence materials. Throughout June and July 2004, Triyar conducted its due diligence review, which included meeting with senior management and a visit to one of the Company’s facilities. In the meantime, the Special Committee continued the process of preparing the proxy statement and Schedule 13E-3 to be filed in connection with the JRT Agreement.

      At the Special Committee’s request, Mesirow held discussions with and researched Triyar, including verifying the references provided by Triyar. Mesirow learned that Triyar planned to include Joseph Gantz, a former director of the Company, as an affiliate in the proposed acquisition of the Company. On July 19, 2004, affiliates of EGI signed a confidentiality agreement with Mesirow, on behalf of the Company, and on July 20, 2004, Mesirow, on behalf of the Company, gave Triyar written authorization to discuss with EGI a possible collaboration between Triyar and EGI in an acquisition of the Company.

      On August 20, 2004, the Special Committee received a written, non-binding proposal letter from Triyar and Mr. Gantz (who had agreed to be bound by the terms and provisions of the confidentiality agreement that Triyar had executed with the Company on April 29, 2004). The proposal letter, which was submitted with the Special Committee’s consent, indicated that Triyar and Mr. Gantz were interested in a potential acquisition of 100% of the equity interests of the Company for $1.65 a share in cash (without interest) through a merger with a company to be created by Triyar and Mr. Gantz, with the Company as the surviving corporation following the merger. The letter further indicated that Triyar and Mr. Gantz were pursuing the execution of an agreement with Mr. Tennant regarding his employment agreement, a voting agreement with Mr. Tennant, an amendment to the Indenture, and an amendment to the Company’s credit facility with Fleet Capital Corporation.

      On August 26, 2004, a representative of Triyar met with Mr. Tennant to discuss his severance arrangements with the Company.

      On September 3, 2004, Triyar provided the Special Committee with a draft merger agreement, whereby a company to be formed by Triyar would acquire 100% of the Company’s equity interests for $1.65 per share. The draft merger agreement provided for similar terms and conditions, including representations and warranties to be made by the Company, as the JRT Agreement. The Special Committee’s advisors commenced negotiations with Triyar and their counsel with respect to the draft merger agreement.

      On September 15, 2004, representatives of EGI and Triyar met with Mr. Tennant to discuss potential arrangements among the parties following the proposed acquisition.

      On September 20, 2004, Mesirow received, with the Special Committee’s prior consent, a draft of a revised proposal letter from the Investors, which would replace and supercede the proposal letter Triyar and Mr. Gantz had submitted on August 20, 2004. The Investors indicated that if the Company continued to allow them access to due diligence materials, they would submit a final version of the draft revised proposal, whereby they would acquire 100% of the equity interests of Home Products for $1.75 a share in cash (without interest) through a merger with a company to be created by the Investors, with the Company as the surviving corporation. The draft letter further indicated that the Investors were pursuing the execution of an agreement with Mr. Tennant regarding his employment agreement, a voting agreement with Mr. Tennant, an amendment to the Indenture, and an amendment to the Company’s credit agreement with Fleet Capital Corporation. EGI also indicated in the draft proposal that it intended to cause its affiliates to vote their shares of Common Stock against the JRT Agreement.

      On September 21, 2004, the Special Committee held a meeting to discuss the draft revised proposal. The advisors to the Special Committee were also present at, and participated in, this meeting. Representatives of KMZR provided an update on the negotiations in connection with the draft merger agreement. Mesirow informed the Special Committee that the Investors were requesting an additional three weeks to conduct their due diligence review, which the Special Committee agreed to provide. Mesirow further informed the Special Committee that the Investors had failed to reach an agreement with Mr. Tennant in connection with his employment agreement, and had subsequently ceased all such negotiations. Mesirow also described the negotiations that the Investors were conducting with the Majority Noteholder, and Mesirow’s impression that the Majority Noteholder was ready to support the Investors’ proposed acquisition. Mesirow went on to describe the discussions between the Investors and Fleet Capital Corporation regarding amending the credit facility in connection with the proposed acquisition.

      At the September 21, 2004 meeting, the advisors also discussed with the Special Committee the change of control provisions of Section 3.9 of the Indenture. The advisors described the analysis provided by the Investors with respect to such change of control provisions, including a description of the participation of Mr. Gantz, a director of Home Products on the date of issue of the Notes (and thus a “permitted holder” under the Indenture), in the expected post-acquisition ownership structure of the Company.

      On September 23, 2004, the Investors submitted the revised proposal to the Special Committee, with its prior consent. Pursuant to the terms of the proposal, a company to be formed by the Investors would acquire all of the outstanding Common Stock of the Company for $1.75 per share in cash (without interest) through a merger with the Company, with the Company as the surviving entity. In their proposal letter, the Investors indicated that they expected to complete their due diligence review and resolve all issues relating to the merger agreement by October 8, 2004. The revised proposal letter further indicated that consummation of the merger would not be conditioned on the execution of either a voting agreement with Mr. Tennant or an agreement regarding the waiver of all or part of the change of control obligations potentially owed to Mr. Tennant pursuant to his employment agreement. The revised proposal included a statement by EGI that it intended to cause its affiliates to vote against the JRT Agreement.

      From September 23, 2004 through October 8, 2004, KMZR continued to negotiate the terms and conditions of the merger agreement with EGI’s counsel and the Investors continued their due diligence review of the Company.

      On October 5, 2004, the Special Committee met to discuss the status of the negotiations of the merger agreement with EGI’s counsel. The advisors to the Special Committee were present at, and participated in, this meeting. Representatives of KMZR advised the Special Committee as to the few remaining open issues in the merger agreement.

      On October 6, 2004, the Investors requested an additional week to complete their due diligence. The Special Committee agreed to that request on October 7, 2004. On the same day, counsel to the Special Committee requested that JRT’s counsel agree to extend from October 31, 2004 to November 30, 2004, the date on or after which either party could terminate the JRT Agreement (the “Outside Date”).

      On October 8, 2004, JRT submitted a proposal letter to the Special Committee, whereby JRT offered to extend the Outside Date, from October 31, 2004 to November 30, 2004, and in exchange for this extension, asked the Special Committee for certain concessions. At a Special Committee meeting on October 8, 2004, the Special Committee considered Mr. Tennant’s proposal and declined to accept it.

      On October 11, 2004, Mr. Tennant and Home Products executed an amendment to the JRT Agreement, which extended the Outside Date to November 30, 2004. In connection with the execution of the amendment to the JRT Agreement, the Company did not make any of the concessions requested by Mr. Tennant in his proposal letter of October 8, 2004.

      On October 14, 2004, JRT submitted to the Company a written proposal to increase the per share merger consideration payable pursuant to the JRT Agreement. Specifically, JRT offered to increase the per share merger consideration from $1.50 per share in cash (without interest) to $1.80 per share in cash (without interest). The terms of the JRT proposal were to expire upon the earlier of (1) October 20, 2004, and (2) the date upon which the Company entered into a definitive agreement with the Investors.

      Later the same day, the Investors indicated their intention to submit, and on October 15, 2004 did submit, to the Company, with the Special Committee’s prior permission, a revised proposal letter, which superceded, in its entirety, the proposal that the Investors submitted on September 23, 2004. Pursuant to the Investors’ revised proposal, Purchaser would offer to acquire all of the Company’s outstanding common stock through a tender offer, subject to a minimum tender of 70% of all of the outstanding shares, for $2.25 per share in cash. The tender offer would not be conditioned on the execution of any agreement with any holder of the Notes. On October 15, the Special Committee and its advisors met to discuss the revised proposals from JRT and the Investors. KMZR described to the Special Committee the differences between the tender offer structure and merger structure. Mesirow provided financial analysis regarding the increased consideration in each of the proposals.

      On October 16, 2004, the Investors submitted a draft acquisition agreement, detailing the terms and conditions of the proposed tender offer. Pursuant to the terms of the draft acquisition agreement, if the tender offer were consummated and other conditions were satisfied, it would be followed by a reverse stock split of the Company’s outstanding Common Stock pursuant to an amendment to the Company’s Certificate of Incorporation that would have the effect of reducing the number of stockholders of the Company to one, namely Purchaser. In the reverse stock split, the number of outstanding shares would be combined into a smaller number of shares such that the shares formerly held by each stockholder of the Company, other than Purchaser, would represent less than a whole share, and the stockholders would receive, in lieu of a fractional share, a cash payment equal to (x) the total number of shares held by the stockholder immediately prior to the reverse stock split, multiplied by (y) the $2.25 per share consideration to be paid in the proposed tender offer.

      From October 15, 2004 until October 19, 2004, the Company’s advisors continued to negotiate the terms and conditions of the acquisition agreement with the Investors and EGI’s counsel. On October 19, 2004, the Special Committee met to discuss the acquisition agreement. Representatives of KMZR discussed the negotiations of the acquisition agreement and the remaining issues, which included closing conditions and various other items. The Special Committee decided to defer its determination as to whether the acquisition agreement constituted a Superior Company Proposal until resolution of the open issues.

      On October 19, 2004, the Investors delivered to the Special Committee a commitment letter provided to Purchaser by Fleet Capital Corporation providing for an amendment of the Company’s credit facility as sought by the Investors.

      On October 20, 2004, the Special Committee met to discuss the Investors’ revised acquisition agreement. The advisors to the Special Committee were also present at, and participated in, this meeting. Representatives of KMZR informed the Special Committee of the negotiations that they conducted on October 20, 2004, and noted that the parties had resolved one of the open issues, but were still negotiating with EGI’s counsel over several other issues and items. The Special Committee and its advisors discussed the structure and mechanics of the proposed transaction, including any impact that it might have on the Company’s obligations under the Indenture. KMZR also advised the Special Committee that it expected to receive shortly the drafts of the agreements regarding funding from affiliates of Purchaser, whereby those affiliates would agree to invest in, or contribute to, Purchaser the funds necessary to consummate the proposed tender offer.

      At the October 20, 2004 meeting, the Special Committee unanimously determined that the acquisition agreement constituted a Superior Company Proposal, subject to the resolution of the remaining open issues and items on the terms proposed by the Special Committee. The Special Committee further authorized sending a notice to JRT of its determination. On October 21, 2004, the open issues and items were resolved and the notice of the Superior Company Proposal determination was sent to JRT. Pursuant to the terms of the JRT Agreement, JRT was given three business days within which to submit another offer. On October 25, 2004, JRT waived its right to submit a revised proposal.

      From October 20, 2004 through October 26, 2004, the parties and their counsel worked to finalize the acquisition agreement and related documents and addressed issues relating to execution of the acquisition agreement. On October 26, 2004, the Special Committee held a meeting to discuss the acquisition agreement. Representatives of KMZR began the meeting by describing the Investors’ proposed acquisition, which anticipated the acquisition of 100% of the Company’s outstanding Common Stock through a tender offer, subject to a minimum tender of a majority of all of the outstanding shares (other than shares held by the Investors), for $2.25 per share in cash. The Special Committee discussed the proposed reverse stock split. KMZR explained that none of the consideration to be paid in connection with the tender offer would be paid by the Company, and that the Investors would be providing agreements regarding funding, whereby they would agree to invest in, or contribute to, Purchaser the funds necessary to consummate the tender offer and fund the payments to be made to holders of fractional shares resulting from the reverse stock split. Mesirow then provided a financial analysis of the proposed tender offer.

      In response to KMZR’s and Mesirow’s presentations, the Special Committee determined that the meeting be adjourned and reconvened after the documents and materials that had been requested from the Investors were received and reviewed by the Special Committee and their advisors.

      It had originally been contemplated that the Special Committee meeting would be followed by a Board of Directors meeting to review the provisions of the revised acquisition agreement and the proposed transaction. However, due to the adjournment of the Special Committee meeting, the Board of Directors meeting was postponed. Following the adjournment of the Special Committee meeting, representatives of KMZR and Mr. Shure described for Mr. Tennant and the Company’s outside counsel, who had not participated in the Special Committee’s meeting, the terms and conditions of the acquisition agreement, including the tender offer and the reverse stock split.

      Also on October 26, 2004, initial discussions were held between KMZR and EGI’s counsel regarding elimination of the reverse stock split. On October 27, 2004, after further discussions between KMZR and EGI’s counsel, the parties agreed to eliminate the reverse stock split. As a result, under the revised acquisition agreement, Purchaser would commence a tender offer for all of the Company’s outstanding shares of common stock for $2.25 per share in cash (without interest), subject to a minimum tender of 80% of all of the outstanding shares not held by the Investors or their affiliates (not giving effect to any shares issuable upon exercise of options or warrants). The agreement provided that the 80% minimum tender condition could not be waived by Purchaser without the Company’s consent if the effect of the waiver would be that Purchaser would beneficially own (together with shares held by any other Offeror or members or affiliates of the Offerors) less than 70% of the outstanding Common Stock (determined on a fully-diluted basis). The revised acquisition agreement did not provide for any transaction (such as a merger or stock split) to follow the consummation of the tender offer. Accordingly, stockholders of the Company whose shares are not purchased in the tender offer would retain their shares. The Special Committee and KMZR sought to include in the acquisition agreement price protection, certain restrictions on transactions with affiliates, and a requirement for the Company to have independent Board members after the Share Acceptance, in order to protect the interest of stockholders who did not tender pursuant to the tender offer. Purchaser did not agree to some of these requests, noting the restriction on transactions with affiliates already provided in the Indenture, in addition to obligations under the Delaware General Corporation Law. Purchaser, however, responded favorably to the Special Committee’s request for price protection for stockholders. Purchaser agreed to revise the acquisition agreement to provide that if Purchaser engages in any transaction within one year after execution of the Acquisition Agreement that results in Common Stock held by a stockholder other than Purchaser or Purchaser’s members being converted into, or eliminated in exchange for, cash, it will not do so for a price lower than $2.25 per share. The revised acquisition agreement also contained a provision requiring the Company, immediately prior to the Share Acceptance, to reimburse Purchaser for all out-of-pocket fees, costs and expenses, including the reasonable fees and expenses of Purchaser’s counsel and accountants and the fees and expenses of Fleet

Capital Corporation and its counsel, incurred in connection with the proposed transactions, up to an aggregate maximum of $1,500,000, subject to refund if the Acquisition Agreement is terminated prior to the Share Acceptance.

      On the evening of October 28, 2004, the Special Committee reconvened to discuss the proposed acquisition agreement. The advisors to the Special Committee were also present at, and participated in, this meeting. Representatives of KMZR discussed the elimination of the reverse stock split, the change in the minimum tender condition, and the discussions with EGI’s counsel that had led to these changes. KMZR also discussed with the Special Committee what effects these changes in the proposed transaction structure might have on the Company’s obligations under the Indenture and on the ability of all of the Company’s stockholders to ultimately receive the $2.25 in cash (without interest) per share consideration. KMZR advised the Special Committee as to the few remaining open issues and items relating to the acquisition agreement and noted that the Special Committee and its advisors had received the revised commitment letter from Fleet Capital Corporation and the agreements regarding funding from affiliates of Purchaser. Mesirow discussed its financial analysis and submitted to the Special Committee a written opinion dated October 28, 2004, that as of the date of the opinion and subject to the conditions and assumptions set forth in the opinion, the $2.25 per share cash consideration was fair, from a financial point of view, to the Company’s stockholders. At the meeting, the Special Committee determined that the terms and conditions of the Acquisition Agreement and the Transactions are fair to, and in the best interests of, Home Products’ stockholders. The Special Committee unanimously approved the Acquisition Agreement and the Transactions and recommended that the Board of Directors approve the Acquisition Agreement and resolve to recommend that the stockholders of the Company accept the offer and tender their shares to Purchaser. The Special Committee further approved the termination of the JRT Agreement and the payment to JRT of the fees obligated to be paid in connection with the termination of the JRT Agreement.

      Later on the evening of October 28, 2004, the entire Board of Directors, consisting of the members of the Special Committee and Mr. Tennant, held a meeting to consider whether to approve the Acquisition Agreement. The advisors to the Special Committee, as well as outside counsel to the Company, were also present at, and participated in, this meeting. With Mr. Tennant abstaining from the deliberations and voting, the Board adopted the Special Committee’s analysis and its determination that the terms and conditions of the Acquisition Agreement and the Transactions are fair to, and in the best interests of, the Company’s stockholders. The Board went on to approve the Acquisition Agreement and the Transactions, the termination of the JRT Agreement and the payment to JRT of the fees required to be paid in connection with the termination of the JRT Agreement, and to recommend that the stockholders of the Company accept the offer and tender their shares to Purchaser. Later that evening, the parties executed the Termination Agreement, the Acquisition Agreement and various ancillary documents.

      Reasons for the Special Committee’s Determination and Recommendation

      The Special Committee unanimously determined that the terms and conditions of the Acquisition Agreement and the Transactions are fair to, and in the best interests of, Home Products’ stockholders. The Special Committee voted unanimously to approve the Acquisition Agreement and the Transactions and recommended that the Board of Directors approve the Acquisition Agreement and resolve to recommend that the stockholders of the Company accept the Offer and tender their shares to Purchaser pursuant to the Offer.

      In making its determinations and recommendation to the Board of Directors, the Special Committee considered a number of factors. Among the factors that it believed supported its determinations and recommendation were the following:

      Review of operations, forecasts and projections. The Special Committee reviewed the Company’s historical results of operations, financial condition, assets, liabilities, business strategy and available sources of financing, as well as certain forecasts and projections prepared by the Company’s senior management. This review indicated that there were and are significant business risks confronting the Company, which made more attractive the prospect of a liquidity opportunity for the Company’s stockholders. The Special Committee considered these risks, among others, in evaluating the Transactions.

•	Rising prices of two key raw materials, plastic resin and steel, combined with an inability in Home Products’ relatively inelastic market to pass on the costs of these price increases to customers, would further erode already slim margins. The Company is particularly affected because of the relatively high proportion of its costs of goods allocated to raw materials. Plastic resin has historically represented approximately 20-25% of the Company’s cost of goods sold. In 2003, the price of plastic resin rose by approximately 20%, increasing this proportion to around 30% and adding approximately $10 million to the Company’s cost of goods sold that was not recoverable from the Company’s customers. In the first nine months of 2004, plastic resin costs increased an additional 12%, adding approximately $5 million to the Company’s cost of goods sold. In the first nine months of 2004, the cost of steel increased an additional 59%, adding approximately $2.7 million to the Company’s cost of goods sold.

•	The Company’s heavily concentrated customer base, with three customers accounting for approximately 75% of the Company’s sales, has been adversely affected by the uncertainty surrounding the bankruptcy and subsequent store closings of the Company’s biggest customer, Kmart Corporation, which was responsible for 33% of the Company’s 2003 sales and 27% of the Company’s sales for the first nine months of 2004.

•	The commodity nature of the Company’s products and pricing pressures imposed by the Company’s major “big box” discount retail customers limit the Company’s ability to price the Company’s products at a premium and cause margins to remain thin.

•	Increased competition, particularly in the laundry sector, from entities that rely heavily on foreign-sourced products, enable these entities to sell their products at lower prices than the Company’s and adversely affect the Company’s pricing, market share and margins.

•	Constraints on the Company’s capital raising ability limit its ability to increase capacity and introduce new products.

      Limited liquidity for the Company’s stock. The Special Committee took into account the limited public float and low trading volume of the Company’s Common Stock, the small number of market makers and the lack of institutional research coverage relating to Home Products. These factors make it difficult for stockholders to dispose of large numbers of shares without adversely affecting the stock price. In the Special Committee’s view, these factors made the consideration contemplated by the Acquisition Agreement preferable to the alternative of subjecting the stockholders to the risk of declining stock performance or the risk of being unable to sell their shares without triggering a significant adverse impact on the stock price.

      Costs associated with being a public company. The Special Committee compared the costs involved with being a public company, including the costs of filing periodic reports and complying with the proxy rules under the Securities Exchange Act of 1934, and the costs of compliance with the enhanced governance and disclosure regimes under the Sarbanes-Oxley Act to the benefits of being a public company. Based on management estimates that the annual costs of compliance, upon becoming subject to all requirements of the Sarbanes-Oxley Act, could approximate $1 million, it concluded that the benefits that Home Products and its stockholders should derive from being a public company were not being realized and did not justify continuing to incur the substantial costs associated with being public.

      Consideration premium. With the assistance of its financial advisor, the Special Committee analyzed the Company’s current and historical stock price performance and trading volumes dating back to 1994. In light of recent developments relating to the business, including, for example, increased plastic resin and steel prices and pricing pressures from customers, the Special Committee paid particular focus to the Company’s more recent stock performance. The Special Committee noted that the Offer Price of $2.25 per share represents (1) a premium of approximately 73% over the $1.30 average closing sale price of the Company’s Common Stock for the 30 days prior to December 9, 2003, the date on which JRT made its initial offer to acquire the Company, (2) a premium of approximately 58% over the $1.42 average closing sale price of the Company’s Common Stock for the 30 days prior to the date the Company filed a Form 8-K with the SEC announcing the September 23, 2004 proposal from the Investors to acquire the Company’s shares for $1.75 per share, (3) a premium of approximately 50% over the $1.50 per share merger consideration offered by the JRT Agreement, and (4) a premium of approximately 25% over the $1.80 per share merger consideration offered by JRT pursuant to its October 15, 2004 letter.

      Fairness opinion. The Special Committee reviewed and adopted the opinion of its financial advisor, Mesirow, that as of October 28, 2004, and based upon and subject to the various qualifications and assumptions described in Mesirow’s opinion, the consideration to be received by the Company’s stockholders in the Transactions was fair to the stockholders from a financial point of view. The Special Committee also considered the analyses presented by Mesirow to the Special Committee, which it reviewed as a whole, without weighing or emphasizing each analysis separately, and which when reviewed as a whole or even separately on an analysis-by-analysis basis, supported the Special Committee’s recommendation.

      Active market search. As described above, the Special Committee and its financial advisor engaged in an extensive active market search process to identify potential strategic and financial acquirers, contacting over 60 potential buyers. Prior to execution of the JRT Agreement, this search resulted in indications of interest from only two potential buyers, neither of which developed into firm offers. After announcement of the JRT Agreement, the Special Committee received only two further expressions of interest, one of which was abandoned shortly thereafter and the other of which was made by the Investors. This limited interest provided little assurance that there would be another opportunity for the Company’s stockholders to receive a significant consideration premium.

      Change of control provisions under the Indenture. The Indenture provides the Noteholders with the right to require the Company to repurchase the Notes at a purchase price in cash equal to 101% of the principal amount plus accrued and unpaid interest in the event of a change of control (as defined in the Indenture). If all of the Company’s Noteholders exercised this right, the Company would be obligated to pay over $117.2 million upon a change of control. The Acquisition Agreement provides that, upon the Share Acceptance, the Board of Directors will be reconstituted to consist solely of designees of Purchaser. Purchaser has entered into a voting agreement with Mr. Gantz and executed an irrevocable proxy in favor of Mr. Gantz (who was a director of the Company on the issue date of the Notes and, accordingly, is a “permitted holder” under the Indenture), and the Investors have entered into a Board Composition Agreement. Pursuant to these agreements, Mr. Gantz will be entitled to designate a majority of Purchaser’s designees, as well as a majority of the Board of Directors of the Company, following the consummation of the Offer. As a result of the voting rights granted to Mr. Gantz, and the other terms and conditions of the Transactions, the Company does not believe that the rights of the Noteholders to require a repurchase of their Notes upon a change of control will be triggered. This belief weighed in favor of the Transactions.

      Change of control provisions under Mr. Tennant’s employment agreement. In evaluating the likelihood that additional third party offers would be forthcoming, the Special Committee considered the payments that potentially could be owed to Mr. Tennant by the Company pursuant the terms of his employment agreement in the event of an acquisition of the Company by a third party. A description of such payments is set forth beginning on page A-13 of the Information Statement, which is attached hereto as Annex A. The Special Committee also noted that the Acquisition Agreement is not conditioned upon any agreement being reached between Purchaser and Mr. Tennant.

      Extensive negotiation. The Special Committee also took into account the extensive negotiations between it and its financial and legal advisors, on the one hand, and Purchaser and its financial and legal advisors on the other hand, including the fact that the negotiations:

•	resulted in an increase in the cash consideration to be paid to the Company’s stockholders from $1.50 per share under the JRT Agreement to $2.25 per share under the Acquisition Agreement;

•	involved a Special Committee of independent and disinterested directors, who had no financial interest in the Transactions that was different from the Company’s stockholders generally, representing Home Products, and that the Special Committee retained and received advice from its own independent legal and financial advisors, and devoted extensive time and attention to, evaluating, negotiating and recommending the terms of the Acquisition Agreement;

•	provided Home Products with the right to provide information to, and negotiate with, a person making an unsolicited acquisition proposal;

•	provided Home Products with the right to terminate the Acquisition Agreement to accept a superior company proposal (as defined in the Acquisition Agreement);

•	provided the Company’s Board of Directors with the right to withdraw or modify its recommendation of the Acquisition Agreement and the Transactions if the Board of Directors, in good faith after consultation with counsel, concluded that it was necessary to do so to comply with its fiduciary duties;

•	did not require any of the Company’s stockholders to tender shares and did not provide for any mechanism by which their shares would be exchanged or converted without their consent, although the Offer is for all outstanding shares of Common Stock; and

•	provided that none of the Company, Purchaser or any of Purchaser’s members will, during the period commencing on Share Acceptance and ending on the first anniversary thereof, engage in any transaction that results in shares of Common Stock held by a stockholder other than Purchaser or Purchaser’s members being converted into, or eliminated in exchange for, cash unless the amount of cash paid per share is at least $2.25 (or equivalent per successor security if the Company is recapitalized following the Share Acceptance).

      The Special Committee also considered a variety of risks and other factors that potentially weighed against the Transactions, including the following:

•	the fact that, because the Acquisition agreement does not provide for any transaction (such as a merger or a stock split) to follow the Share Acceptance, stockholders who do not tender their shares in the Offer will remain stockholders of the Company, and there may be little or no market for their shares;

•	the fact that Purchaser has advised the Company that, following the Share Acceptance, it intends to cause the Company to terminate the listing of its Common Stock on the NASDAQ SmallCap market and the registration of its Common Stock with the Securities and Exchange Commission, which will result in significantly reduced liquidity for any shares that continue to be held by stockholders other than Purchaser;

•	the fact that the Acquisition Agreement does not include, for the benefit of stockholders who do not tender their shares in the Offer, any restrictions on transactions with affiliates or any requirement that the Company have any independent Board members after the Share Acceptance, although the Special Committee noted the restrictions on affiliate transactions already contained in the Indenture and the Company’s obligations under Delaware General Corporation Law;

•	the fact that, following the Share Acceptance, the Company’s stockholders that tender their shares will cease to participate in any future earnings growth or benefit from an increase in value of Home Products;

•	the fact that the consideration paid in the Offer will be taxable to the Company’s stockholders; and

•	the possibility that the Offer would not be consummated, particularly given the condition that at least 80% of all of the outstanding Common Stock not held by the Offerors or their affiliates (without giving effect to the exercise or conversion of any then-outstanding options, warrants, or other rights to acquire, or securities convertible into or exercisable for, shares of Common Stock) be tendered, and the resulting costs and other effects of a failed transaction.

      The Special Committee nonetheless concluded that these potentially negative factors, were adequately compensated for by the consideration to be paid in the Offer and the fact that the Company’s stockholders will no longer be exposed to the business risks faced by Home Products, the risks associated with holding relatively illiquid stock and the increasing costs of being a public company.

      In evaluating the fairness of the merger, the Special Committee also considered the potential liquidation value and the going concern value of Home Products. The Special Committee noted that, in connection with Mesirow’s valuation analysis, Mesirow had calculated Home Products’ net book value to be $6.1 million, or $0.77 per share, and noted that Mesirow had calculated Home Products’ negative tangible net book value to be $68.1 million. In addition, the Special Committee noted that Mesirow did not consider the potential liquidation value or going concern value of Home Products to be reliable indicators in its valuation analysis due to Home Products’ negative tangible net book value, heavy debt load and specific business risks, and that Mesirow therefore did not calculate these values. Recognizing that Mesirow did not consider the liquidation value or going concern value indicators to be reliable in its valuation analysis and the fact that these indicators would produce values significantly lower than $2.25 per share, the Special Committee concluded that these indicators would be unreliable indicators of Home Products’ value.

      The foregoing discussion includes all of the material factors considered by the Special Committee in reaching its conclusions and recommendations, but is not meant to be exhaustive. In view of the variety of factors considered in reaching its determination, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Special Committee may have given differing weights to different factors. The Special Committee’s determination was made after considering all of the factors together as a whole.

      Reasons for the Board of Directors’ Determination and Recommendation

      The Board of Directors consists of four directors, three of whom served on the Special Committee. At its October 28, 2004 meeting, based upon the factors considered by the Special Committee, the Board of Directors concluded that these factors supported the Special Committee’s conclusions and adopted the Special Committee’s analysis and its determination that the terms and conditions of the Acquisition Agreement and the Transactions are fair to, and in the best interests of, the Company’s stockholders. The Board of Directors approved the Acquisition Agreement and the Transactions and recommends that the Company’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer. Mr. Tennant abstained from the Board’s determinations and approval decisions. As a result, the three members of the Board of Directors who were participating in these decisions were the members of the Special Committee, none of whom are employees of the Company

      Opinion of Mesirow Financial, Inc.

      Mesirow acted as financial advisor to the Special Committee in connection with the Offer and the Acquisition Agreement. The Special Committee asked Mesirow to render an opinion as to whether the cash consideration proposed to be paid to Home Products’ stockholders pursuant to the Offer and the Acquisition Agreement was fair to Home Products’ stockholders from a financial point of view. On October 28, 2004, Mesirow delivered an oral opinion, confirmed in writing, to the Special Committee, that, as of that date and based upon and subject to the assumptions and qualifications stated in its opinion, the $2.25 per share cash consideration was fair, from a financial point of view, to Home Products’ stockholders.

      The full text of Mesirow’s written opinion, dated October 28, 2004, which describes the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by Mesirow in rendering its opinion, is attached as Annex B to this Statement and is incorporated herein by reference. Mesirow’s opinion relates only to the fairness, from a financial point of view and as of the date of the opinion, to Home Products’ stockholders of the cash consideration to be received by such stockholders pursuant to the Offer and the Acquisition Agreement, does not address any other aspect of the proposed tender offer or any related transaction and does not constitute a recommendation to any stockholder as to how that stockholder should act with respect to the Offer. Mesirow’s opinion was directed to the Special Committee for its benefit and use in evaluating the fairness of the cash consideration to be received by Home Products’ stockholders pursuant to the Offer and the Acquisition Agreement. We encourage you to carefully read the opinion in its entirety.

      In connection with Mesirow’s review of the proposed tender offer and the preparation of its opinion, Mesirow examined:

•	a draft of the Acquisition Agreement;

•	the audited financial statements of Home Products for the three years ended December 27, 2003;

•	the unaudited financial statements of Home Products for the six months ended June 26, 2004;

•	certain internal business, operating and financial information and forecasts of Home Products, prepared by the senior management of Home Products, and certain projections of Home Products, which are referred to collectively as the “projections”;

•	information regarding publicly available financial terms of certain other change of control transactions Mesirow deemed relevant;

•	the financial position and operating results of Home Products compared with those of certain other publicly traded companies Mesirow deemed relevant;

•	existing and historical market prices and trading volumes of Home Products common stock;

•	Home Products’ annual report on Form 10-K for the fiscal year ended December 27, 2003, Home Products’ quarterly reports on Form 10-Q for the fiscal quarters ended March 27, 2004 and June 26, 2004 and certain other publicly available information relating to Home Products and the industry in which it conducts its business; and

•	such other materials and information Mesirow deemed relevant.

      Mesirow held discussions with members of the senior management of Home Products to discuss the foregoing. Mesirow also met with the Special Committee and the Special Committee’s legal counsel to discuss the Offer and the other transactions contemplated by the Acquisition Agreement and the results of its analysis and examination. In addition, Mesirow considered other matters and performed the due diligence that it deemed relevant to its inquiry and took into account the accepted financial and investment banking procedures and considerations that it deemed relevant or appropriate.

      In rendering its opinion, Mesirow assumed and relied upon, with the consent of the Special Committee and without independent verification, the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with Mesirow for purposes of its opinion, including, without limitation, the projections. Mesirow was advised by the senior management of Home Products that the projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Home Products. In that regard, Mesirow assumed, with the consent of the Special Committee, that the projections will be achieved and that all material assets and liabilities (contingent or otherwise) of Home Products are as set forth in Home Products’ financial statements or other information made available to Mesirow. Mesirow expressed no opinion with respect to the projections or the estimates and judgments on which they were based.

      Mesirow also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Acquisition Agreement will be obtained without any adverse effect on Home Products or on the expected benefits of the Transactions contemplated by the Acquisition Agreement and that the Offer will be consummated on the terms described in the Acquisition Agreement, without any waiver of any material terms or conditions by Home Products or Purchaser. Furthermore, with the consent of the Special Committee, Mesirow assumed that the executed form of the Acquisition Agreement conforms in all material respects to the last draft of the Acquisition Agreement reviewed by Mesirow.

      Mesirow did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of Home Products. Furthermore, Mesirow’s opinion does not address the relative merits of the Offer as compared to any alternative business strategies that might exist for Home Products or the effect of any other transaction in which Home Products might engage. Mesirow assumed without verification the accuracy and adequacy of the legal advice given by counsel to Home Products and by counsel to the Special Committee on all legal matters.

      Mesirow did not express any opinion as to the price at which the Common Stock would trade at any future time. Those trading prices could be affected by a number of factors, including but not limited to:

•	changes in the prevailing interest rates and other factors that generally influence the price of securities;

•	adverse changes in the current capital markets;

•	the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Home Products or in the product markets it serves;

•	any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities; and

•	timely completion of the Offer on the terms and conditions that are acceptable to all parties at interest.

      Mesirow’s opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to Mesirow as of, the date of the opinion. Although subsequent developments may affect its opinion, Mesirow does not have any obligation to update, revise or reaffirm its opinion.

      The following is a summary of the material financial analyses performed and material factors considered by Mesirow to arrive at its opinion. Mesirow performed certain procedures, including each of the financial analyses described below, and reviewed with the Special Committee the assumptions upon which such analyses were based, as well as other factors. The summary does not purport to describe all of the analyses performed or factors considered by Mesirow in this regard.

      Comparable Public Company Analysis. Mesirow performed a comparable public company analysis as part of its examination of the fairness of the consideration to be provided pursuant to the Acquisition Agreement. A comparable public company analysis provides a method to estimate the value of a company based on the prices at which the common stock of other comparable companies trade in the market. A comparable public company analysis is based on the proposition that the enterprise value and the equity value of comparable companies is a useful way to estimate the value of a company. A comparable public company analysis involves dividing the enterprise value (the total shares of stock outstanding multiplied by the stock price per share plus all outstanding debt net of cash) or the equity value (the total shares of stock outstanding multiplied by the stock price per share), as the case may be, of each comparable company by relevant operating measures (for example, revenues, EBITDA, EBIT or book value) of that company to determine valuation multiples for the comparable companies. The resulting range of multiples may then be compared to corresponding multiples for the target company, which are calculated based on the proposed transaction consideration.

      Mesirow reviewed and compared certain financial information relating to Home Products to corresponding financial information, ratios and public market multiples for certain publicly traded companies with operations in the relevant industry. The comparable companies selected by Mesirow were Knape & Vogt Manufacturing Co., Lifetime Hoan Corporation, Myers Industries, Newell Rubbermaid, Inc. and Tupperware Corporation. Mesirow selected these companies because they are the publicly traded companies that engage in businesses reasonably comparable to Home Products’ business.

      In the comparable company analysis, Mesirow calculated for the comparable company group their multiples of enterprise value to revenue, EBITDA and EBIT, and multiples of equity value to book value. “EBITDA” refers to earnings before interest, taxes, depreciation and amortization and “EBIT” refers to earnings before interest and taxes. “LTM,” as used in the table below, refers to the last 12 months. The operating results and the corresponding derived multiples for the comparable companies were based on the latest 12-month period using each company’s most recent available publicly disclosed financial information and closing share prices as of October 25, 2004.

      Mesirow also calculated for Home Products its multiples of enterprise value to revenue, EBITDA and EBIT, and multiples of equity value to book value. Mesirow calculated the Home Products multiples based on three separate financial periods: (1) fiscal year 2003 (actual), (2) the latest 12-month period using Home Products’ internal financial statements ending September 25, 2004 and (3) fiscal year 2004, as projected by Home Products’ management. In each case, the multiples were based on the proposed $2.25 per share cash consideration to be received by Home Products’ stockholders pursuant to the Offer and the Acquisition Agreement.

      After calculating the multiples for the comparable company group and for Home Products, as described above, Mesirow compared the range of multiples derived for the comparable company group with the three categories of multiples calculated for Home Products. Information regarding the range of multiples from Mesirow’s analysis of selected comparable publicly traded companies and corresponding multiples for Home Products based on the proposed per share cash consideration is set forth in the following table:

Home Products
	Comparable Company				Multiple at $2.25 Per Share
Multiple Range (LTM)
					2003		2004
Multiple	Low		Median	High	Actual	LTM	Projected

Enterprise Value/ Revenue	0.51	x	0.98x	1.02x	0.64x	0.59x	0.59x
Enterprise Value/ EBITDA	5.9x		7.7x	8.9x	9.1x	5.7x	7.5x
Enterprise Value/ EBIT	11.2x		11.3x	13.9x	20.0x	8.8x	13.8x
Equity Value/ Book Value	1.1x		1.8x	4.1x	—	3.0x	—

      None of the selected companies is identical to Home Products. Accordingly, any analysis of the selected comparable publicly traded companies necessarily involved complex consideration and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected comparable publicly traded companies.

      Comparable Transactions Analysis. Mesirow also performed an analysis of selected recent change of control transactions in the relevant industry based on publicly available information as part of its testing of the fairness of the consideration to be provided pursuant to the Acquisition Agreement. A comparable transactions analysis is based on the idea that the prices paid in comparable transactions provide a basis to estimate the value of a similar company. A comparable transactions analysis involves dividing the enterprise value paid in each comparable transaction by relevant operating measures (for example, revenues, EBITDA or EBIT) for the company that was acquired to determine valuation multiples from the transaction. The resulting range of multiples may then be compared to corresponding multiples for the target company, which are calculated based on the proposed transaction consideration.

      In total, Mesirow examined 20 transactions that were chosen based on Mesirow’s judgment that they were generally comparable, in whole or in part, to the proposed transaction. The selected transactions were not intended to be representative of the entire range of possible transactions in the industry. The 20 transactions examined were (target/ acquirer):

•	Balta Industries NV/ Doughty Hanson & Co.;

•	Amscan Holdings Inc./ Berkshire Partners and Weston Presidio;

•	MAAX Inc./ JW Childs Associates and Borealis Capital;

•	DMI Furniture Inc./ Flexsteel Industries, Inc.;

•	Lehigh Consumer Products Corp./ Jarden Corp.;

•	Pillowtex Corp/ GGST LLC;

•	Woodcraft Industries, Inc./ Behrman Capital;

•	American Saw & Manufacturing Co./ Newell Rubbermaid Inc.;

•	Diamond Brands Operating Corp./ Jarden Corp.;

•	Hunt Corporation/ The Berwind Company;

•	CBK, Ltd., LLC/ Blyth Inc.;

•	Omega Group/ Fortune Brands;

•	Anchor Hocking Corp./ Libbey Inc.;

•	Brown Jordan International Inc./ Winsloew Furniture;

•	Springs Industries, Inc./ Heartland Industrial Partners, LP;

•	Mikasa Inc/ JG Durand Industries;

•	McKechnie Ltd./ Newell Rubbermaid Inc.;

•	Rubbermaid Inc./ Newell Co.;

•	First Brands Corporation/ The Clorox Company; and

•	Dow Chemical Dowbrands/ SC Johnson & Sons Inc.

      Mesirow reviewed the consideration paid in the selected comparable transactions in terms of the enterprise value of such transactions as a multiple of revenue, EBITDA and EBIT, based on the most recent publicly available information for the latest 12 months preceding each transaction date. Mesirow then compared the multiples derived in this analysis with corresponding multiples for Home Products based on three separate financial periods: (1) fiscal year 2003 (actual), (2) the latest 12-month period using Home Products’ internal financial statements ending September 25, 2004, and (3) fiscal year 2004, as projected by Home Products’ management and included herein. In each case, the multiples were based on the proposed $2.25 per share cash consideration to be received by Home Products’ stockholders pursuant to the Offer and the Acquisition Agreement. Information regarding the range of multiples from Mesirow’s analysis of comparable transactions and corresponding multiples for Home Products based on the proposed per share cash consideration is set forth in the following table:

Home Products
	Comparable Transactions			Multiple at $2.25 Per Share
Multiple Range (LTM)
				2003		2004
Multiple	Low	Median	High	Actual	LTM	Projected

Enterprise Value/ Revenue	0.23x	1.21x	2.38x	0.64x	0.59x	0.59x
Enterprise Value/ EBITDA	5.1x	7.5x	16.0x	9.1x	5.7x	7.5x
Enterprise Value/ EBIT	6.0x	9.8x	23.8x	20.0x	8.8x	13.8x

      Although Mesirow utilized the multiples implied by the selected transactions to derive the range of implied per share equity values of Home Products, none of these transactions or associated companies is identical to the Offer or Home Products. Accordingly, any analysis of the selected comparable transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the transaction value of Home Products versus the transaction values of the companies in the selected comparable transactions.

      Discounted Cash Flow Analysis. As an additional step in the valuation process, Mesirow performed a discounted cash flow analysis to test the fairness of the consideration to be provided pursuant to the Acquisition Agreement. A discounted cash flow analysis provides a method to estimate the value of a company based upon projected future cash to be generated by the company. A discounted cash flow analysis is based on the theory that the value of a company is equal to the amount of cash that it will generate in the future in excess of future expenses. In conducting a discounted cash flow analysis, the amounts of money that the company is projected to earn in the future (reflecting amounts in excess of projected future expenses) are added together. Projected excess cash is then reduced, or discounted, by applying a range of discount rates to reflect the fact that the money will be received in the future and is therefore less valuable from a current point of view. The amounts generated by this calculation are then added to a range of discounted projected terminal values for the company, which are estimates of the value of the company at the end of the period for which earnings projections are available and which have been similarly discounted using a range of discount rates. The group of sums of these numbers is the range of estimated values of the company and can be compared to the amount of consideration that will be paid in the proposed transaction. If the amount of consideration to be paid in the proposed transaction is within or greater than the range of numbers calculated in the discounted cash flow analysis, this analysis would support a conclusion that the consideration in the proposed transaction is fair to the unaffiliated stockholders.

      Mesirow utilized the revised forecast for 2004 provided by the Company as well as projections for 2005-2009 prepared by Mesirow to perform a discounted cash flow analysis of Home Products’ projected future cash flows for the fiscal years 2004 through 2009. Mesirow’s projections were based on assumptions considered appropriate by Mesirow, including:

•	annual net sales growth of 3%;

•	gross margin consistent with 2004 estimates of 15.6%;

•	selling, general and administrative expense growth of 2% annually;

•	depreciation and amortization consistent with 2004 estimates of $8.9 million;

•	capital expenditures held constant at $5.0 million per year; and

•	working capital held constant at 10.6% of net sales.

      Using discounted cash flow methodology, Mesirow calculated the present values of the projected cash flows for Home Products. Mesirow aggregated (1) the present value of the free cash flows over the applicable forecast period with (2) the present value of the range of terminal values. In this analysis, Mesirow assumed terminal value multiples of 6.5x to 8.5x Mesirow’s projected 2008 EBITDA and discount rates of 12% to 20% for Home Products. The discounted cash flow analysis conducted by Mesirow, after subtracting Home Products’ estimated net debt at January 1, 2005, produced implied per share equity values for Home Products as follows:

Discount Rate	Terminal 2008 EBITDA Multiple		Implied Per Share Equity Value Range

12%-20%	6.5x-8.5	x	-$3.68 to $3.92

      In comparing the range of estimated values using the discounted cash flow analysis to the proposed $2.25 per share cash consideration to be received by Home Products’ stockholders pursuant to the Offer and the Acquisition Agreement, Mesirow noted that the cash consideration was within the range of estimated values derived from this analysis. It should be noted that the discounted cash flow analysis performed by Mesirow was done to assess the Company’s market value. The Company also assesses the value of long-lived assets in accordance with generally accepted accounting principles. There are fundamental differences in these two analyses, such as the use of discounted, as opposed to undiscounted, cash flows and the inclusion of interest expense in the Mesirow analysis.

      Leveraged Buyout Analysis. Mesirow also utilized a leveraged buyout analysis to test the fairness of the consideration to be provided in the proposed transaction. A leveraged buyout analysis is a means of estimating the value of a company based on how much a financial buyer would be willing to pay for the company in a transaction in which a majority of the purchase price is borrowed. A leveraged buyout analysis is based on the theory that a company’s value equals the amount a potential purchaser would be willing to pay to acquire control of it. A number of assumptions underlie a leveraged buyout analysis, including assumptions as to the amount of profits, or return, the financial buyer would expect to receive from its ownership of the company (calculated as a percentage of the amount of money the financial buyer would be required to invest in the transaction), the amount of time the financial buyer would be willing to own the company before selling it to lock in the buyer’s profits, and the amount of money that the financial buyer could borrow (in reliance on the credit of the company) in order to fund a portion of the purchase price in the theoretical leveraged buyout. In conducting a leveraged buyout analysis, the return that the financial buyer would receive from the transaction is estimated based on the company’s projections of future profits and amounts of money that its business will generate and the estimated sales price when the financial buyer sells the business in the future. Based on the amount of profits that the financial buyer would receive from the transaction and the amount of the purchase price that the financial buyer could borrow (as opposed to paying from his or her own funds), this analysis calculates the maximum price that the financial buyer would be able to pay for the company and still receive its expected return. The maximum price represents an estimate of the value of the company that can be compared to the amount of consideration to be paid in the proposed transaction.

      Mesirow prepared a leveraged buyout analysis that was based upon the revised forecast for 2004 provided by the Company as well as projections for 2005-2009 prepared by Mesirow and assumed a hypothetical transaction date of December 31, 2004. In this analysis, Mesirow assumed the following for 2005 through 2009:

•	annual net sales of 3%;

•	gross margin consistent with 2004 estimates of 15.6%;

•	selling, general and administrative expense growth of 2% annually;

•	depreciation and amortization consistent with 2004 estimates of $8.9 million;

•	capital expenditures held constant at $5.0 million per year; and

•	working capital held constant at 10.6% of net sales.

      After performing this analysis, assuming debt of 4.5x EBITDA, Mesirow concluded that it would be difficult for a non-strategic financial buyer to consummate a leveraged buyout transaction without a 20% to 30% discount on the purchase of Home Products’ notes because the transaction would result in unacceptable equity returns.

      General. The preparation of an opinion regarding fairness is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Mesirow to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Mesirow was carried out in order to provide a different perspective on the proposed tender offer and add to the total mix of information available. Mesirow did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the cash consideration to be received by Home Products’ stockholders pursuant to the Offer and the Acquisition Agreement. Rather, in reaching its conclusion, Mesirow considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Mesirow did not place particular reliance or weight on any particular analysis, but instead concluded its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Mesirow believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to Home Products or the proposed tender offer. In performing its analyses, Mesirow made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Mesirow are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

      Mesirow is an investment banking firm. As part of its investment banking business, Mesirow is regularly engaged in structuring financings and the valuations of businesses and their securities in connection with mergers, acquisitions, leveraged buyout transactions, management buyouts, competitive biddings, restructuring transactions and private equity and debt placements. In the ordinary course of its business, Mesirow and its affiliates may from time to time actively trade the securities of Home Products for its own account or for the accounts of customers, and, accordingly, may at any time hold a long or short position in these securities.

      The Special Committee hired Mesirow based on its qualifications and expertise in providing financial advice to companies and its reputation as a widely recognized securities firm. No material relationship exists or has existed within the past two years between Mesirow and either Home Products or any member of Purchaser, except in connection with its services as financial advisor to the Special Committee. Pursuant to letter agreements dated December 18, 2003, October 6, 2004, and October 18, 2004, Mesirow has been paid fees totaling $500,000 for its role as financial advisor to the Special Committee for delivery of a fairness opinion to the Special Committee. Under the terms of the letter agreements, in the event that Home Products is sold to (i) Home Products’ management and the per share consideration for such sale equals or exceeds $1.75 per share or (ii) any other party (irrespective of the per share consideration for such sale), then Mesirow is entitled to an additional success fee in the amount of $250,000. In addition, Home Products has agreed to promptly reimburse Mesirow upon request for all of Mesirow’s reasonable out-of-pocket expenses in connection with its services to the Special Committee under the letter agreements, including the reasonable fees and expenses of Mesirow’s legal counsel. Home Products has also agreed to indemnify Mesirow against potential liabilities relating to or arising out of its engagement.

          Projections

      The Company does not, as a matter of course, make public projections as to future sales, earnings or other results. In connection with the merger, however, management prepared and provided in December of 2003 to Mesirow the projections for fiscal 2004. These projections were revised by the Company in September 2004, and such revised projections are summarized below. This information, which was not prepared with a view to public disclosures, is included in this document for the limited purpose of providing stockholders access to the financial projections considered by the Special Committee and by Mesirow in rendering its opinion. These projections were prepared by the Company (not by Purchaser or its affiliates), and do not reflect any forecast of the financial performance of the Company, or its business or operations, following the Share Acceptance.

      The projections below are or involve forward-looking statements and are based upon a variety of assumptions, including the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. These assumptions involve judgments with respect to future economic, competitive and regulatory conditions, financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Many important factors, in addition to those discussed elsewhere in this Statement, could cause the Company’s results to differ materially from those expressed or implied by the forward-looking statements. These factors include the Company’s competitive environment, economic and other market conditions in which the Company operates, prices of raw materials, the requirements and circumstances of the Company’s large customers, the Company’s level of indebtedness and other matters affecting business generally, all of which are difficult to predict and many of which are beyond the Company’s control. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Risks and Management

Outlook” in the Company’s Annual Report on Form 10-K for the year ended December 27, 2003, as filed with the SEC on March 26, 2004.) Accordingly, there can be no assurance that the projections are indicative of the Company’s future performance or that actual results will not differ materially from those in the projections set forth below. In light of the uncertainties inherent in projections of any kind, the inclusion of these projections in this Statement should not be regarded as a representation by the Company, the Board of Directors, the Special Committee, or any of the Company’s or their respective advisors, agents or representatives that these projections will prove to be correct.

      The financial projections set forth below include EBITDA, EBIT and EBT. The Company defines “EBITDA” as net earnings (loss) before interest expense, income tax expense (benefit), depreciation and amortization, “EBIT” as net earnings (loss) before interest expense and income tax expense and “EBT” as net earnings (loss) before income tax expense. EBITDA, EBIT and EBT are non-GAAP measures and should not be considered an alternative to any other measure of performance presented in accordance with GAAP. EBITDA, EBIT or EBT should not be considered in isolation from, or as a substitute for, net earnings (loss), cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. EBITDA, EBIT and EBT are presented in the projections because management believes that they could be useful for investors in assessing projected operating performance and projected performance relative to financial obligations. In addition, EBITDA and EBIT are measures commonly used by financial analysts because of their usefulness in evaluating operating performance. EBITDA, EBIT and EBT, as used by the Company, are not necessarily comparable with similarly titled measures of other companies because all companies do not calculate EBITDA, EBIT and EBT in the same fashion.

      This prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial information included in this proxy statement has been prepared by, and is the responsibility of, the Company’s management. The Company’s independent registered public accountant, KPMG, LLP, has neither examined nor compiled the accompanying prospective financial information and, accordingly, KPMG, LLP does not express an opinion or any other form of assurance with respect thereto.

			Revised
	2004 Budget		2004 Forecast

Net sales	$223,663	100.0%	$252,500	100.0%
Gross profit	35,866	16.0%	39,500	15.6%
Selling, general and administrative expenses	29,720	13.3%	28,200	11.2%
Amortization of Intangibles	504	0.2%	500	0.2%

Operating Income	5,642	2.5%	10,800	4.2%
Other income (expense)	0	0.0%	0	0.0%

EBIT	5,642	2.5%	10,800	4.2%
Interest expense	(13,353)	(6.0)%	(13,400)	(5.3)%

EBT	(7,711)	(3.5)%	(2,600)	(1.1)%
Income tax expense	(150)	(0.1)%	(30)	0.0%

Net loss before special charges	(7,861)	(3.6)%	(2,630)	(1.1)%
Restructuring costs	(1,250)	(0.6)%	(707)	(0.3)%
Going Private Transactions Costs	0	0.0%	(1,400)	(0.6)%

Net loss	$(9,111)	(4.2)%	$(4,737)	(2.0)%

EBITDA	$14,020	6.3%	$19,700	7.8%

Loss per share	$(1.14)		$(0.59)

ITEM 5.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      Home Products engaged Mesirow as its financial advisor, pursuant to the terms of a letter agreement dated December 18, 2003, as amended on October 6, 2004 and October 18, 2004 (as amended, the “Mesirow Letter Agreement”). Pursuant to the terms of the Mesirow Letter Agreement, Home Products agreed to pay Mesirow a non-contingent fee of $300,000 in connection with providing the Special Committee with a fairness opinion in connection with the merger with JRT. In addition, the Mesirow Letter Agreement provides for an additional success fee of $450,000 if the Company were sold to (1) a party unrelated to JRT, such as Purchaser, or (2) Home Products’ management for a per share consideration equal to or exceeding $1.75 per share, in either case payable in two installments: one installment of $200,000 payable upon delivery of a fairness opinion and one installment of $250,000 payable upon closing. Because Mesirow delivered the fairness opinion, the $200,000 payment has been made. In addition, Home Products has agreed to promptly reimburse Mesirow upon request for all of Mesirow’s reasonable out-of-pocket expenses in connection with its services to the Special Committee under the Mesirow Letter Agreement, including the reasonable fees and expenses of Mesirow’s legal counsel. Home Products has also agreed to indemnify Mesirow against potential liabilities relating to or arising out of its engagement.

      Except as set forth above, neither Home Products nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Transactions.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      On November 8, 2004, pursuant to the Restricted Stock Plan, the Company issued to two of its current directors, Messrs. Shure and Spungin, and one of its former directors, Stephen Murray, 35,457 shares of Common Stock that had been previously reserved for issuance. The shares were issued as follows: 14,584 to Mr. Shure, 17,115 to Mr. Spungin and 3,758 to Mr. Murray. As set forth above, each of the current directors currently intend to tender their shares pursuant to the Offer. Apart from this issuance, no transactions in shares of Common Stock have been effected during the past 60 days by Home Products or any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      Home Products is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer for or other acquisition of shares of Common Stock by Home Products, any of its subsidiaries or any other person, (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Home Products or any of its subsidiaries, (3) a purchase, sale or transfer of a material amount of assets of Home Products or any of its subsidiaries or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Home Products. Nor are there any transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in items (1) through (4) of the preceding sentence.

ITEM 8.     ADDITIONAL INFORMATION.

      The Information Statement attached hereto as Annex A is being furnished to Home Products’ stockholders in connection with the designation by Purchaser, pursuant to the Acquisition Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of Home Products’ stockholders, and such information is incorporated herein by reference.

      The information contained in all of the exhibits referred to in Item 9 below is incorporated herein by reference.

WHERE YOU CAN FIND MORE INFORMATION

      Home Products files annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the SEC Public Reference Room located at 450 Fifth Street, N.W., Suite 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The Company’s SEC filings are also available at the website maintained by the SEC at http://www.sec.gov.

ITEM 9.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated November 12, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Storage Acquisition Company, L.L.C.)
(a)(1)(B)	Letter of Transmittal, dated November 12, 2004 (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO of Storage Acquisition Company, L.L.C.)
(a)(2)	Letter to Stockholders of Home Products International, Inc. dated November 12, 2004 (filed herewith).*
(a)(3)	Press Release of Home Products International, Inc. dated October 29, 2004 (incorporated by reference to Exhibit 99.9 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)
(a)(4)	Fairness Opinion of Mesirow Financial, Inc. to the Special Committee of the Board of Directors of Home Products International, Inc., dated October 28, 2004 (incorporated by reference to Annex B to this Schedule 14D-9)
(a)(5)	Press Release of Home Products International, Inc., dated November 1, 2004 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Home Products International, Inc. on November 1, 2004)
(a)(6)	Press Release of Home Products International, Inc., dated November 12, 2004 (filed herewith).
(e)(1)	Acquisition Agreement by and between Storage Acquisition Company, L.L.C. and Home Products International, Inc., dated as of October 28, 2004 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)
(e)(2)	Employment Agreement, dated as of May 19, 1999, as amended October 14, 1999, and as amended December 15, 1999, between Home Products International, Inc. and James R. Tennant (incorporated by reference to Exhibit 10.24 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)
(e)(3)	Employment letter, dated October 18, 1994, as amended May 15, 2000, between Home Products International, Inc. and James E. Winslow (incorporated by reference to Exhibit 10.29 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)
(e)(4)	Employment offer summary, between Home Products International, Inc. and Charles F. Avery, Jr. (incorporated by reference to Exhibit 10.30 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)
(e)(5)	Employment arrangement, dated August 23, 2001, between Home Products International, Inc. and Joseph Lacambra (incorporated by reference to Exhibit 10.31 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)
(e)(6)	Retention and Non-Competition and Non-Solicitation Agreement, dated January 28, 2000, as amended March 21, 2000, between Home Products International, Inc. and James E. Winslow (incorporated by reference to Exhibit 10.25 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)
(e)(7)	Retention Agreement, dated January 28, 2000, as amended January 17, 2002, between Home Products International, Inc. and Charles F. Avery, Jr. (incorporated by reference to Exhibit 10.26 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)
(e)(8)	Retention Agreement, dated January 28, 2000, as amended January 17, 2002, between Home Products International, Inc. and Peter Graves (incorporated by reference to Exhibit 10.27 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)
(e)(9)	Retention Agreement, dated January 28, 2000, as amended January 17, 2002, between Home Products International, Inc. and Joseph Lacambra (incorporated by reference to Exhibit 10.28 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)
(e)(10)	Home Products International, Inc. Executive Incentive Plan (filed herewith).
(e)(11)	Home Products International, Inc. Management Incentive Plan (filed herewith).
(e)(12)	Home Products International, Inc. 1999 Directors Restricted Stock Plan (incorporated by reference to the Company’s Proxy Statement for its 1999 Annual Meeting filed on Schedule 14A on April 19, 1999)

(e)(13)	1999 Performance Plan of Home Products International, Inc. (incorporated by reference from the Company’s Proxy Statement for its 1999 Annual Meeting filed on Schedule 14A on April 19, 1999)
(e)(14)	Confidentiality Agreement, dated April 29, 2004, by and between Mesirow Financial, Inc. and Triyar Capital, LLC, including the letter confirming Joseph Gantz’ agreement to be bound thereby (incorporated by reference to Exhibits (d)(6) and (d)(7) to Schedule TO of Storage Acquisition Company, L.L.C.)
(e)(15)	Confidentiality Agreement, dated July 19, 2004, by and between Mesirow Financial, Inc. and Equity Group Investments, L.L.C. (incorporated by reference to Exhibit (d)(8) to Schedule TO of Storage Acquisition Company, L.L.C.)
(e)(16)	Agreement Regarding Funding, dated of October 28, 2004, by and between Home Products International, Inc. and EGI Fund (02-04) Investors, L.L.C. (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)
(e)(17)	Agreement Regarding Funding, dated of October 28, 2004, by and between Home Products International, Inc. and Triyar Capital, LLC (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)
(e)(18)	Agreement Regarding Funding, dated of October 28, 2004, by and between Home Products International, Inc. and Walnut Investment Partners, L.P. (incorporated by reference to Exhibit 99.4 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)

*	Included in copies mailed to stockholders of Home Products.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOME PRODUCTS INTERNATIONAL, INC.

By: /s/ JAMES E. WINSLOW
Name: James E. Winslow

Title:	Executive Vice President and Chief Financial Officer

Dated: November 12, 2004

ANNEX A

HOME PRODUCTS, INC.

4501 WEST 47TH STREET
CHICAGO, ILLINOIS 60632

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

      This Information Statement is being mailed on or about November 12, 2004 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Statement”) of Home Products, Inc., a Delaware corporation (“Home Products” or the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by Storage Acquisition Company, L.L.C., a Delaware limited liability company (“Purchaser”), to all seats on the Home Products Board of Directors (the “Board” or the “Board of Directors”).

      On October 28, 2004, Home Products entered into an Acquisition Agreement (the “Acquisition Agreement”) with Purchaser, pursuant to which Purchaser agreed to commence an offer to purchase (the “Offer”) each outstanding share of Common Stock, par value $0.01 per share of Home Products (the “Common Stock”), for $2.25 per share, upon the terms and subject to the conditions of the Acquisition Agreement as described in the Offer to Purchase (the “Offer to Purchase”) contained in the Schedule TO filed by Purchaser with the Securities and Exchange Commission (the “SEC”) on November 12, 2004 (the “Schedule TO”), and in the related Letter of Transmittal (the Offer, together with the transactions contemplated by the Acquisition Agreement, the “Transactions”).

      The Acquisition Agreement provides that, promptly upon Purchaser’s first acceptance of shares tendered pursuant to the Offer (the “Share Acceptance”), the Company shall, upon Purchaser’s request, take such actions as are necessary so as to increase the size of the Board to the number of individuals designated by Purchaser (the “Purchaser Designees”) and to comprise the Board solely of the Purchaser Designees from and after Share Acceptance.

      This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Purchaser or the Purchaser Designees has been provided by Purchaser and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

      Purchaser commenced the Offer on November 12, 2004. The Offer is currently scheduled to expire at 5:00 p.m., New York City time, on Monday, December 13, 2004, unless Purchaser extends it in accordance with the Acquisition Agreement.

INFORMATION CONCERNING THE HOME PRODUCTS COMMON STOCK

      As of November 1, 2004, Home Products had 7,878,900 shares of Common Stock issued and outstanding, with the Common Stock being Home Products’ only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, and each share of Common Stock is entitled to one vote.

THE PURCHASER DESIGNEES

      The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each of the Purchaser Designees.

Unless otherwise indicated, each such person is a citizen of the United States. Each of the Purchaser Designees has consented to act as a director.

      To the knowledge of Purchaser, none of the persons listed below owns any Common Stock or has engaged in transactions with respect to Common Stock during the past 60 days except as may be disclosed herein. To the knowledge of Purchaser, during the last five years none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. None of the persons listed below (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any director or executive officers of the Company, or (iii) based on information provided to the Company by Purchaser (which is to the best of Purchaser’s knowledge), beneficially owns any securities (or any rights to acquire securities) of the Company except as may be disclosed herein. The Company has been advised by Purchaser that, to the knowledge of Purchaser, none of the Purchaser Designees listed below have been involved in any transactions with the Company or any of its directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

		Present Principal Occupation or Employment;
Name and Business Address	Age	Material Positions Held During the Past Five Years

Joseph Gantz* 100 Park Avenue Suite 2100 New York, NY 10017	57	Mr. Gantz has been a Member of Walnut Investments Holding Company LLC (“WIHC”) for more than five years. WIHC is the General Partner of Walnut Investment Partnership, L.P., a private equity company. Mr. Gantz has also served as Managing Director of Gift Holdings Management, LLC, and Chairman of the Board of Directors of Blue Ridge International Products Company, each for more than 5 years.
James M. Gould* 312 Walnut Street Suite 1151 Cincinnati, OH 45202	55	Mr. Gould has been a Member of WIHC for more than five years. Mr. Gould is a member of the Board of Directors of Build-a-Bear Workshop, Inc. Mr. Gould was a non- management director of Logo Athletic, Inc., when it filed for Chapter 11 bankruptcy in November 2000.
Ellen Havdala*** Two North Riverside Plaza Suite 600 Chicago, Illinois 60606	38	Ms. Havdala has been a Managing Director of Equity Group Investments, L.L.C., a private equity company, since June 2001. Ms. Havdala was the Executive Vice President of Equity International Properties, Ltd., a private investment company, from 1998 through June 2001. Ms. Havdala is a director of WRS Infrastructure & Environment, Inc., an environmental remediation company. Ms. Havdala also is a director nominee of National Patent Development Corporation, which is an optical plastics company that has filed with the SEC to become a public company through a spin-off from GP Strategies Corporation.

		Present Principal Occupation or Employment;
Name and Business Address	Age	Material Positions Held During the Past Five Years

Donald J. Liebentritt* Two North Riverside Plaza Suite 600 Chicago, Illinois 60606	54	Mr. Liebentritt has served as the President of Equity Group Investments, L.L.C., since May 2000, prior to which Mr. Liebentritt was Executive Vice President and General Counsel of Equity Group Investments, L.L.C. Mr. Liebentritt has been the President of First Capital Financial, L.L.C., a private investment manager, since December 2002. Mr. Liebentritt is a director of WRS Infrastructure & Environment, Inc., an environmental remediation company. Mr. Liebentritt was a director of Davel Communications, Inc., a telecommunications company, from November 2000 until July 2002. Mr. Liebentritt also serves as the Vice President of EGI-Fund (02-04) Investors, L.L.C., the Vice President of EGI-Managing Member (02-04), L.L.C., the Vice President of SZ Investments, L.L.C., the Vice President of Zell General Partnership, Inc., and the President and a Manager of Chai Trust Company, L.L.C.
William C. Pate** Two North Riverside Plaza Suite 600 Chicago, Illinois 60606	40	Mr. Pate served as a Managing Director of Equity Group Investments, L.L.C. since 1999. Mr. Pate has been the Chairman of the Board of Danielson Holding Company, a holding company for insurance, marine transportation and waste-to-energy businesses, since October 2004, and has been a member of Danielson Holding Company’s Board of Directors since 1999. Mr. Pate was also a director of Davel Communications, Inc., from November 2000 until July 2002. Mr. Pate was a director of the CNA Surety Corporation, a surety company, from August 1998 through August 2000. Mr. Pate also serves as the Vice President of EGI-Fund (02-04) Investors, L.L.C., EGI-Managing Member (02-04), L.L.C., SZ Investments, L.L.C., and Zell General Partnership, Inc.
Terry Savage** 676 N. Michigan Avenue Suite 3610 Chicago, IL 60611	59	Ms. Savage is a financial journalist, author and President of Terry Savage Productions, Ltd., which provides speeches, columns and videos on personal finance for corporate and association meetings, publications and national television programs, and networks including CNN, NBC and PBS. Ms. Savage served on the Board of Directors of McDonald’s corporation from 1990 to 2004, and Pennzoil-Quaker State Corporation from 2000 to 2004. Ms. Savage currently sits on the board of The Chicago Mercantile Exchange.
Douglas Ramsdale** 204 Beachview Lane Barrington, IL 60010	58	Mr. Ramsdale has been President of the Installed Systems Division of L. R. Nelson Corporation, a leading manufacturer of lawn and garden products, since 2000. From 1998 to 2000, Mr. Ramsdale was Executive Vice President of Viking Office Products Inc. Following the acquisition of Viking Office Products Inc. by Office Depot Inc., Mr. Ramsdale was Executive Vice President of Office Depot-Europe, a division of Office Depot Inc. in 2000.

		Present Principal Occupation or Employment;
Name and Business Address	Age	Material Positions Held During the Past Five Years

Mark Weber*** 10850 Wilshire Blvd., 10th Floor, Los Angeles, CA 90024	32	Mr. Weber has been a Partner in The 180Group, LLC, a sponsor of equity transactions in the value and distressed segments, since 1998. Mr. Weber has been a Managing Director of Triyar Capital, LLC, a real estate investment and private equity company, since 2003.
Robert Lawrence*** 414 Walnut Street Suite 940 Cincinnati, OH 45202	52	Mr. Lawrence has been a private investor since 2000. During 2000, Mr. Lawrence was the Executive Vice President—Sales for Clear Channel Communications, Inc. Prior to 2000, Mr. Lawrence was President, Chief Operating Officer and a director of Jacor Communications, Inc.

*	Upon the contemplated classification of the Company’s Board of Directors into three classes pursuant to the Board Composition Agreement between the Investors, this director will serve for a term ending at the first annual meeting of stockholders following the Share Acceptance.

**	Upon the contemplated classification of the Company’s Board of Directors into three classes pursuant to the Board Composition Agreement between the Investors, this director will serve for a term ending at the second annual meeting of stockholders following the Share Acceptance.

***	Upon the contemplated classification of the Company’s Board of Directors into three classes pursuant to the Board Composition Agreement between the Investors, this director will serve for a term ending at the third annual meeting of stockholders following the Share Acceptance.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF HOME PRODUCTS

      The following is information with respect to the current directors and executive officers of the Company. None of the directors listed below will serve as directors of the Company following the Share Acceptance.

      James R. Tennant, 51, joined the Company as Chairman of the Board and Chief Executive Officer in April 1994. Mr. Tennant was elected a Director in December 1992 and was a member of the Board of Directors until April 1994. From 1982 to 1994, Mr. Tennant was Division President of True North Communications, an international marketing services company.

      Charles R. Campbell, 65, has served as a Director since September 1994. Since 1996, Mr. Campbell has been a principal with the Everest Group, a management consulting firm. From 1995 to 1996, Mr. Campbell was President of C. R. Campbell & Associates, a management consulting firm. From 1985 to 1995, Mr. Campbell was Senior Vice President, Chief Financial and Administrative Officer of Federal Signal Corporation, a diversified manufacturer of capital goods. Mr. Campbell is a Director of Federal Signal Corporation, a publicly held company.

      Daniel B. Shure, 47, has served as a Director since December 1994. Since 1988, Mr. Shure has been President and Chief Executive Officer of Strombecker Corporation, an international toy manufacturer and distributor. From February 2002, Mr. Shure has also served as Chairman of the Board of Strombecker Corporation. Mr. Shure is a director of several privately held companies.

      Joel D. Spungin, 66, has served as a Director since September 1996. Since 1995, Mr. Spungin has been Managing Partner of DMS Enterprises, a management advisory and investment company. From 1994 to 1999, Mr. Spungin was Chairman Emeritus of United Stationers, Inc. From 1981 to 1995, Mr. Spungin was employed by United Stationers, Inc., a publicly held company, in various capacities with his final position being Chairman of the Board and Chief Executive Officer. Mr. Spungin is a Director of AAR Corporation and Vita Foods, Inc. Mr. Spungin has advised the Board of Directors that he intends to resign as a director no later than December 31, 2004.

      James E. Winslow, 50, was named Executive Vice President in October 1996. Mr. Winslow joined the Company as Chief Financial Officer and Senior Vice President in November 1994. In 1994, Mr. Winslow was Executive Vice President and Chief Financial Officer of Stella Foods, Inc. From 1983 to 1994, Mr. Winslow was employed by Wilson Sporting Goods Co. in various capacities, his final position being Vice President and Chief Financial Officer.

      Peter Graves, 48, has served as Senior Vice President, Sales since January 2004. Mr. Graves served as Senior Vice President, Sales and Marketing from April 2001 until January 2004. From June 1999 until April 2001, Mr. Graves was the Company’s Senior Vice President, Marketing. Mr. Graves has served in various other capacities since joining the Company in 1981, including Vice President, Sales and Marketing from 1997 to June 1999.

      Joseph Lacambra, 64, has served as the Company’s Senior Vice President, Operations since June 1999. Mr. Lacambra joined the Company as Vice President, Operations in November 1997.

      Charles F. Avery, Jr., 40, has served as the Company’s Senior Vice President, Finance since January 2000. Mr. Avery joined the Company as Vice President, Finance in August, 1998. From 1987 to 1998, Mr. Avery worked in the audit and business advisory practice at Arthur Andersen LLP.

      Officers serve at the discretion of the Board, except as provided in the employment agreement of Mr. Tennant. There are no family relationships among any of the foregoing executive officers.

CORPORATE GOVERNANCE

      The Company operates within a corporate governance plan for the purpose of defining responsibilities, setting high standards of professional and personal conduct, and assuring compliance with such responsibilities and standards. The Company monitors developments in the area of corporate governance. The Board of Directors has initiated actions consistent with the Sarbanes-Oxley Act of 2002, the SEC and the NASDAQ SmallCap Market.

Board of Directors

      The Board of Directors currently consists of four directors. Messrs. Campbell, Shure and Spungin, have been determined to be independent directors (as defined by NASDAQ Stock Market listing standards). The Company’s non-employee directors meet in executive session separate from management during every Board meeting.

      The Board of Directors met five times during the 2003 fiscal year. During fiscal year 2003, each of the directors attended 75% or more of the total meetings of the Board and committees of the Board on which the director served. In addition, it is Company policy that each of the directors is invited and encouraged to attend the Company’s annual meeting of stockholders.

      The three standing committees of the Board are the Audit Committee, the Compensation Committee and the Nominating & Governance Committee. The Board has only appointed independent directors (as defined by NASDAQ Stock Market listing standards) to serve on each of these committees. In addition a Special Committee of the Board (the “Special Committee”), consisting of non-employee, independent directors, Messrs. Campbell (Chairman), Shure and Spungin, was established to evaluate first an offer to purchase the Company proposed by an entity formed by Mr. Tennant and then the Transactions.

The Audit Committee

      The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to the Company’s financial statements and the financial reporting process, the systems of internal accounting and financial controls, the audit process, and the Company’s process for monitoring compliance with laws and regulations and with the Company’s code of conduct. The Audit Committee has sole responsibility for the appointment, compensation, retention and oversight of the Company’s independent auditors.

      The Audit Committee currently consists of three independent directors, Messrs. Campbell (Chairman), Shure and Spungin. Each member of the Audit Committee meets all the applicable independence and financial literacy requirements of NASDAQ and the SEC. The Board of Directors has determined that Mr. Campbell has the background to qualify as a “financial expert” on the Audit Committee within the meaning of SEC and NASDAQ rules. The Board of Directors has adopted a revised charter for the Audit Committee, which is included as Annex A to the Company’s proxy statement filed with the SEC on April 26, 2004. The Committee has also adopted a policy for the pre-approval of all services and fees to be provided by the Company’s independent auditors for audit, audit-related, tax and all other services, that are allowable under applicable rules and regulations.

The Compensation Committee

      The authority and duties of the Compensation Committee include, among others, (i) approving and overseeing the total compensation package for the Company’s executive officers; (ii) reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer; (iii) reviewing and making recommendations to the Board regarding new employment agreements or arrangements with executive officers; and (iv) reviewing and making recommendations to the Board regarding long-term incentive compensation or equity plans, programs or similar arrangements of the Company; and (v) preparing an annual report on executive compensation as required by the SEC to be included in the Company’s annual proxy statement filed with the SEC.

      The Compensation Committee currently consists of two non-employee directors, Messrs. Shure (Chairman) and Spungin. Both members of the Compensation Committee (i) meet the independence requirements of the NASDAQ Marketplace Rules, (ii) are “non-employee directors” as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and (iii) are “outside directors” for purposes of the regulations promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee met three times during 2003.

The Nominating & Governance Committee

      The authority and duties of the Nominating & Governance Committee (formerly the Nominating Committee) include, among others, (i) identifying individuals qualified to become Board members, (ii) recommending to the Board the director nominees for election at the next annual meeting of stockholders, (iii) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies, and (iv) leading the Board in its annual performance self-evaluation, including establishing criteria to be used in connection with this evaluation.

      The Nominating & Governance Committee currently consists of three non-employee directors, Messrs. Campbell (Chairman), Shure and Spungin. The Nominating & Governance Committee met five times during 2003. The Board of Directors has adopted a charter for the Nominating & Governance Committee, which is included as Annex B to the proxy statement filed with the SEC on April 26, 2004. A copy of the Nominating & Governance Committee charter is also available without charge to any stockholder upon written request to Corporate Secretary, Home Products International, Inc., 4501 West 47th Street, Chicago, Illinois, 60632.

Director Nominations Process

      The Board’s process for identifying and evaluating nominees for director consists principally of evaluating candidates who are recommended by the Nominating & Governance Committee. The Board may also, on a periodic basis, solicit ideas for possible candidates from a number of sources, including current members of the Board, senior level Company executives, individuals personally known to members of the Board, and employment of one or more search firms.

      It is the policy of the Nominating & Governance Committee to consider recommendations for candidates to the Board of Directors from stockholders. Stockholder recommendations for candidates to the Board of Directors must be in writing and must include: the candidate’s name, age, business address and residence address, the candidate’s principal occupation or employment, the number of shares of Common Stock that are beneficially owned by such candidate, a description of all arrangements or understandings between the stockholder making such nomination and each candidate and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, detailed biographical data and qualifications and information regarding any potential conflicts of interest that might prevent or otherwise limit the candidate from serving as an effective member, and any other information relating to such nominee that is required to be disclosed in solicitations of proxies for elections of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934. Such writing must also include: the name and address, as they appear on the Company’s books, of the stockholder making such recommendation, the class and number of shares of the Company which are beneficially owned by the stockholder and the date such shares were acquired by the stockholder, any material interest of the stockholder in such nomination, any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934 in his or her capacity as a proponent to a stockholder proposal, and a statement from the recommending stockholder in support of the candidate, references for the candidate, and an indication of the candidate’s willingness to serve, if elected.

      These director candidate recommendation materials must be sent to the Corporate Secretary, Home Products International, Inc., 4501 West 47th Street, Chicago, Illinois, 60632. It is the policy of the Nominating & Governance Committee not to consider stockholder nominees for a given annual meeting of stockholders unless such written notice is received no later than the 120th calendar day before the first anniversary of the date of the Company’s proxy statement in connection with the previous year’s annual meeting. Properly submitted stockholder recommendations will be given the same consideration and evaluated with the same criteria as candidates that are recommended internally.

      Except as may be required by rules promulgated by NASDAQ or the SEC, there are currently no specific, minimum qualifications that must be met by each candidate for the Board of Directors, nor are there specific qualities or skills that are necessary for one or more of the members of the Board of Directors to possess. In evaluating the suitability of the candidates, the Committee shall take into consideration such factors as it deems appropriate. These factors may include, among other things, issues of character, judgment, independence, age, expertise, diversity of experience, length of service, other commitments and the like. The Committee evaluates such factors, among others, and considers each individual candidate in the context of the current perceived needs of the Board of Directors as a whole and of committees of the Board.

      In identifying and evaluating the individuals that it selects, or recommends that the Board of Directors select, as director nominees, the Nominating & Governance Committee utilizes the following process:

•	Reviews the qualifications of any candidates who have been properly recommended or nominated by the stockholders, as well as those candidates who have been identified by management, individual members of the Board of Directors or, if the Committee determines, a search firm.

•	Evaluates the performance and qualifications of individual members of the Board of Directors eligible for re-election at the annual meeting of stockholders.

•	Considers the suitability of each candidate, including the current members of the Board of Directors, in light of the current size and composition of the Board of Directors. In evaluating the suitability of the candidates, the Committee considers many factors, including, among other things, issues of character, judgment, independence, age, expertise, diversity of experience, length of service, other commitments and the like. The Committee evaluates such factors, among others, and considers each individual candidate in the context of the current perceived needs of the Board of Directors as a whole.

•	After such review and consideration the Committee selects, or recommends that the Board select, the slate of director nominees, either at a meeting of the Committee at which a quorum is present or by unanimous written consent of the Committee.

•	The Committee will endeavor to notify, or cause to be notified, all director candidates of its decision as to whether to nominate such individual for election to the Board of Directors.

Stockholder Communications with the Board

      The Board of Directors provides a process for stockholders to communicate with members of the Board. Stockholders may send written communications to the Board or any one or more of the individual directors by mail, c/o Corporate Secretary, Home Products International, Inc., 4501 West 47th Street, Chicago, Illinois, 60632. Such communications will be compiled by the Corporate Secretary of the Company and submitted to the Board or the specified individual director, as appropriate, generally at the next regular Board meeting following receipt of the communication. However, if the Corporate Secretary determines the nature of the communication requires the immediate attention of the Board of Directors or the specified individual director, the communication may be submitted at an earlier date.

COMPENSATION OF DIRECTORS

      All non-employee directors are paid an annual retainer of $10,000, plus $2,000 for each Board of Directors’ meeting attended in person, $1,000 for each meeting conducted telephonically, $500 for each committee meeting attended in person or by telephone and $1,000 per meeting for attendance at Special Committee meetings. The chairman of the Special Committee is paid $1,300 per meeting for attendance at each Special Committee meeting. Each non-employee director may defer payment of the retainer and/or director’s fee, until termination of the director’s services or the attainment of a certain age. All directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and meetings of committees of the Board of Directors.

      Non-employee directors may also from time to time be granted options to purchase shares of common stock at the discretion of the Board of Directors. In 2003, no discretionary stock options were granted to any non-employee director. The Company’s current policy is for non-employee directors to receive a grant of an option to purchase 20,000 shares of common stock every three years commencing in May 2001. No such grant was made in 2004. The terms of any future discretionary stock option grants will be determined at the time of grant in accordance with the applicable plan.

COMPENSATION OF EXECUTIVE OFFICERS

      The following table sets forth information regarding the compensation of the Company’s Chief Executive Officer and the four other most highly compensated executive officers. The term “named executive officers” is used to refer collectively to these individuals later in this Information Statement.

Summary Compensation Table

	Annual Compensation				Long Term Compensation

					Securities	LTIP
Name and					Underlying	Payouts	All Other
Principal Position	Year		Salary ($)	Bonus ($)	Options (#)	($)(1)	Compensation

James R. Tennant	2003		$491,920	$0	—	$23,464	$38,235	(2)
Chairman of the	2002		489,512	708,243	—	140,486	69,234	(2)
Board and Chief	2001		447,200	1,135,610	100,000	55,900	32,337	(2)
Executive Officer
James E. Winslow	2003		$245,960	$0	—	$8,806	$17,560	(3)
Executive Vice	2002		244,756	410,105	25,000	52,721	33,893	(3)
President, Chief	2001		223,600	399,932	25,000	19,387	16,964	(3)
Financial Officer and Secretary
Joseph Lacambra	2003	(4)	$201,204	$0	—	$0	$0
Senior Vice President, Operations
Peter Graves	2003	(4)	$161,200	$0	—	$0	$0
Senior Vice President, Sales
Charles F. Avery, Jr.	2003	(4)	$150,000	$0	—	$3,523	$0
Senior Vice President, Finance

(1)	The amounts appearing in this column are as of December 27, 2003, December 28, 2002 and December 29, 2001 and represent cash and/or the value of the shares of common stock paid out upon the conversion of share units pursuant to the Company’s Executive Incentive Plan (“EIP”). The 2003 payout values were calculated by multiplying the closing price of the Company’s common stock as of the last trading date of the Company’s fiscal year 2003 (December 26, 2003) of $1.15 per share by a certain number of share units. Mr. Tennant’s 2003 payout was based on 20,404 share units, Mr. Winslow’s 2003 payout was based on 7,657 share units, and Mr. Avery’s payout was based on 3,063 share units. The 2002 payout values were calculated by multiplying the closing price of the Company’s common stock as of the last trading date of the Company’s fiscal year 2002 (December 27, 2002) of $4.59 per share by a certain number of share units. Mr. Tennant’s 2002 payout was based on 30,607 share units and Mr. Winslow’s 2002 payout was based on 11,486 share units. The 2001 payout values were calculated by multiplying the closing price of the Company’s common stock as of the last trading date of the Company’s fiscal year 2001 (December 28, 2001) of $2.95 per share by a certain number of share units. Mr. Tennant’s 2001 payout was based on 18,949 share units, and Mr. Winslow’s 2001 payout was based on 6,572 share units.

(2)	Consists in 2003 of an employer contribution of $8,000 to the Company’s 401(k) plan, an employer contribution of $16,932 to the Deferred Compensation Plan and the Company’s payment of $13,303 in life and disability insurance premiums on Mr. Tennant’s behalf. Consists in 2002 of an employer contribution of $11,500 to the Company’s 401(k) plan, an employer contribution of $44,431 to the Deferred Compensation Plan and the Company’s payment of $13,303 in life and disability insurance premiums on Mr. Tennant’s behalf. Consists in 2001 of an employer contribution of $10,350 to the Company’s 401(k) plan, an employer contribution of $8,684 to the Deferred Compensation Plan and the Company’s payment of $13,303 in life and disability insurance premiums on Mr. Tennant’s behalf.

(3)	Consists in 2003 of an employer contribution of $8,000 to the Company’s 401(k) plan, an employer contribution of $4,690 to the Deferred Compensation Plan and the Company’s payment of $4,870 in life and disability insurance premiums on Mr. Winslow’s behalf. Consists in 2002 of an employer contribution of $11,500 to the Company’s 401(k) plan, an employer contribution of $17,523 to the Deferred Compensation Plan and the Company’s payment of $4,870 in life and disability insurance premiums on Mr. Winslow’s behalf. Consists in 2001 of an employer contribution of $10,350 to the Company’s 401(k) plan, an employer contribution of $1,744 to the Deferred Compensation Plan and the Company’s payment of $4,870 in life and disability insurance premiums on Mr. Winslow’s behalf

(4)	Messrs. Lacambra, Graves and Avery were designated as executive officers by the Board of Directors effective January 1, 2003

      Option Grants In Last Fiscal Year

      No stock options were granted to any of the named executive officers during the fiscal year ending December 27, 2003.

      Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      The following table provides information about options held as of December 27, 2003 and option exercises during the fiscal year ending December 27, 2003 by the named executive officers. The value of unexercised in-the-money options at fiscal year end is calculated using the difference between the option exercise price and the fair market value at December 27, 2003 (based on the $1.15 per share closing price of the common stock on the NASDAQ SmallCap Market on December 26, 2003), multiplied by the number of shares underlying the option. An option is in-the-money if the fair market value of the common stock subject to the option is greater than the exercise price. No options granted to named executive officers were in-the-money at fiscal year end.

			Number of
			Securities Underlying		Value of Unexercised in-
			Unexercised Options at		the-Money Options at
	Shares	Value	Fiscal Year End (#)		Fiscal Year End ($)
	Acquired on	Realized
Name	Exercise (#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

James R. Tennant	0	$0	200,100	100,000	$0	$0
James E. Winslow	0	0	43,850	31,250	0	0
Joseph Lacambra	0	0	33,750	12,500	0	0
Peter Graves	0	0	42,916	12,500	0	0
Charles F. Avery, Jr.	0	0	32,500	12,500	0	0

      Long-Term Incentive Plans — Awards in Last Fiscal Year

      There were no awards earned by the named executive officers in fiscal year 2003 under the Company’s EIP. Information regarding payouts to named executive officers in 2003 with respect to phantom stock units accrued in prior years under the EIP is included in the “LTIP Payouts” column of the Summary Compensation Table.

COMPENSATION COMMITTEE REPORT

      The Compensation Committee of the Board of Directors (the “Committee”) determines and administers the compensation of the Company’s executive officers. The Committee is comprised entirely of non-employee directors.

Compensation Philosophy

      At the direction of the Board of Directors, the Committee endeavors to ensure that the compensation programs for executive officers of the Company are effective in attracting, retaining and motivating key executives responsible for the success of the Company and are administered in an appropriate fashion in the long-term interests of the Company. Committee actions related to the compensation of the chief executive officer and other executive officers of the Company are submitted to the full Board of Directors for ratification.

      The Committee believes that the Company’s overall financial performance should be an important factor in the total compensation of the Company’s executive officers. At the executive officer level, the Committee has a policy that a significant portion of the total compensation should consist of variable, performance-based components, such as stock awards and bonuses, which can increase or decrease to reflect changes in corporate and individual performances. These incentive compensation programs are intended to reinforce management’s commitment to enhancement of profitability and stockholder value.

      The Committee takes into account various qualitative and quantitative indicators of Company and individual performance in determining the level and composition of compensation for the chief executive officer and other executive officers. While the Committee considers such Company performance measures as net income, earnings per share and return on capital employed, the Committee does not apply any specific quantitative formula in making compensation decisions. However, the Management Incentive Plan and the Executive Incentive Plan are based on specific Company performance measures related to the attainment of certain budgeted goals and return on capital employed, respectively. The Committee also appreciates the importance of achievements that may be difficult to quantify and, accordingly, recognizes qualitative factors, such as successful supervision of major corporate projects, demonstrated leadership ability and contributions to the industry. From time to time, the Committee also receives assessments and advice regarding the Company’s compensation practices from independent compensation consultants.

Base Salary

      Base salaries for the chief executive officer and other executive officers are established at competitive market levels for their respective positions, levels of responsibility and their knowledge and experience. Salaries are reviewed periodically and adjusted as warranted to reflect sustained individual executive officer performance. The Committee focuses primarily on total annual compensation, including incentive awards, rather than base salary alone, as the appropriate measure of executive officer performance and contribution.

Performance Based Compensation

      Management Incentive Plan. The Management Incentive Plan, (“MIP”) applies to executive officers and key employees of the Company. Participants are eligible to earn an annual incentive award based on the attainment of pre-approved Company and subsidiary goals. Participants are assigned a target incentive award stated as a percent of their salary, based on a participant’s duties and responsibilities. The target incentive award is calculated at the end of the fiscal year based upon the attainment of predetermined financial and economic goals. The goals consist of (1) earnings performance goals expressed as earnings before interest, taxes, depreciation and amortization (“EBITDA”), and (2) for key employees a discretionary performance goal with respect to specific performance objectives established at the beginning of the year. For achievement above or below the performance goals, the amount of the total award will increase or decrease above or below the target incentive award opportunity.

      The 2003 performance goal set by the Committee for executive officers was the attainment of a minimum level of EBITDA. After year end, the Committee then reviewed the performance of the Company and each of the participating executives prior to payment of the incentive awards. No 2003 incentive awards were paid to named executive officers under the MIP as noted in the “Bonus” column of the Summary Compensation Table.

      Executive Incentive Plan. The Executive Incentive Plan (“EIP”) applies to the Company’s senior management. The purpose of the EIP is to make available to the participants a portion of their total compensation in the form of an incentive opportunity for attaining a return on capital employed goal determined by the Committee at the beginning of the plan year.

      While the EIP provides annual incentive opportunity, it also provides longer-term incentives to enhance stockholder value. One-half of the total award is paid to participants in cash following the end of the plan year, while the remainder is deferred as phantom stock units whose value is tied to the performance of the Company’s stock. The value of deferred phantom stock units is generally paid out over three years, subject to a vesting schedule and only in the event that the recipient remains an employee of the Company on each vesting date, in the form of cash or cash and Company common stock.

      After year end, the Committee reviews the performance of the Company prior to determining the final incentive awards. There were no 2003 incentive awards paid to named executive officers under the EIP as noted in the “Bonus” column of the Summary Compensation Table. Information regarding payouts to named executive officers in 2003 with respect to phantom stock units accrued in prior years under the EIP is included in the LTIP Payouts column of the Summary Compensation Table.

Stock Options

      The Company’s long-term equity-based compensation program consists primarily of stock option grants that vest over a multi-year period. Grants under the Company’s stock option plans are designed to further reinforce the link between executive performance and stockholder return, to provide additional incentives to executives that are tied to growth of stock price over time and to encourage continued employment with the Company. In recommending grants under the various stock option plans, the Committee considers various quantitative and qualitative factors. The Company periodically grants new awards to provide continuing incentives for future performance. The number of options previously awarded to and held by executive officers and key employees is reviewed but is only one factor in determining the size of current option grants. Like base salary and the annual incentive payments, award levels are set with regard to competitive considerations, and each individual’s actual award is based upon the individual’s performance, potential for increased responsibility and contributions, leadership ability and commitment to the Company’s strategic efforts. In fiscal 2003, no stock options were granted.

Chief Executive Officer Compensation

      Compensation of the Chief Executive Officer for the 2003 fiscal year was determined pursuant to the terms of Mr. Tennant’s employment agreement. Mr. Tennant also participates in the Executive Incentive Plan as well as the Management Incentive Plan. Mr. Tennant was not granted any additional stock options in 2003.

Deductibility of Compensation

      Section 162(m) of the Internal Revenue Code denies a publicly held corporation, such as the Company, a federal income tax deduction for compensation in excess of $1 million in a taxable year paid to each of its chief executive officer and the four other most highly compensated executive officers. Certain “performance based” compensation, such as stock options awarded at fair market value, is not subject to the limitation on deductibility provided that certain stockholder approval and independent director requirements are met. To the extent consistent with the Company’s compensation policies, the Company’s ability to attract and retain independent directors, and the Committee’s assessment of the interests of stockholders, the Company intends to design its executive compensation programs to preserve its ability to deduct compensation paid to executives under these programs.

Compensation Committee

Daniel B. Shure, Chairman
Joel D. Spungin

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      Mr. Jeffrey Rubenstein, a former director of the Company, is the executor and trustee of certain estates and trusts (the “Trusts”) which lease a facility to the Company. In addition, Mr. Rubenstein is a partner in a law firm that is the Company’s primary outside general counsel. Mr. Rubenstein is responsible for overseeing all legal work performed by the law firm on the Company’s behalf. Mr. Rubenstein had been a director since September 1986 until his resignation on November 7, 2003. Until his resignation,

Mr. Rubenstein was also a member of the Compensation Committee of the Board of Directors. Until August 13, 2002, Mr. Rubenstein was also a member of the Audit Committee of the Board of Directors. Payments made to the law firm were $150,000 in 2003, $331,000 in 2002 and $455,000 in 2001.

      The Trusts own the Company’s Chicago headquarters, manufacturing and distribution facility. The Company leases the facility from the Trusts under a lease that expires in July 2020. The Company has options to extend the lease as well as an option to purchase the facility. The lease was last amended in October 1998. The Board of Directors has approved the lease and its amendments. Lease payments made to the Trusts were $922,000 in 2003, $909,000 in 2002 and $848,000 in 2001.

      The Company believes that the terms of all transactions with the law firm and the Trusts are “arms length”. In accordance with revised NASDAQ listing standards, the Company has adopted a policy to conduct an appropriate review of all “related party transactions” (as defined in NASDAQ rules) for potential conflict of interest situations on an ongoing basis and to require all such related party transactions to be approved by the Company’s audit committee comprised solely of independent directors.

EMPLOYMENT AND OTHER AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

      James R. Tennant. Mr. Tennant is employed as Chairman of the Board and Chief Executive Officer pursuant to an employment agreement dated as of May 19, 1999. On December 31, 2003, Mr. Tennant’s employment agreement was renewed for a period of one year based on the automatic extension clause in his employment agreement. The employment agreement will continue to be extended for one-year periods unless canceled by either party in accordance with its terms. The employment agreement provides for a minimum annual base salary of $400,000. Mr. Tennant is also entitled to receive a discretionary bonus based on Home Products’ financial performance (in the form of cash and/or stock options at the discretion of the Board of Directors), as well as to receive incentive bonuses subject to the terms of the Company’s management incentive plans. Mr. Tennant’s employment agreement also provides for the granting of certain options to purchase Common Stock. If the Company terminates Mr. Tennant’s employment without cause (as defined in the employment agreement) or does not renew Mr. Tennant’s employment agreement for any renewal year beginning after December 31, 2004, or if Mr. Tennant terminates his employment due to material breach by the Company (as defined in the employment agreement), Mr. Tennant will be entitled to receive a severance payment payable in 15 monthly installments, in an amount equal to three times the average salary and bonus earned during the two years immediately prior to the termination of his employment. Home Products would also be obligated to provide Mr. Tennant with medical and other insurance benefits for two years following the date of termination.

      If Mr. Tennant’s employment is terminated either voluntarily or involuntarily by Mr. Tennant or Home Products within 180 days after a change of control of Home Products, as defined in the employment agreement and which the consummation of the Offer would constitute, Mr. Tennant is entitled to receive, instead of the severance payment described above:

(1)	a payment on the date of such termination in consideration for consulting services for the following 24 months, in an amount equal to (A) $5 million less (B) the per share value of Common Stock at the closing of the event that is the culmination of the transaction(s) resulting in the change of control minus the exercise price per share of each stock option granted to Mr. Tennant as of the date of the employment agreement, multiplied by the number of shares of Common Stock underlying each such option;

(2)	a one-time payment, payable in a lump sum within five business days of the date of termination, equal to the product of (A) three, multiplied by (B) the sum of the amount of salary and bonus earned during each of the two years immediately prior to the change of control divided by two; and

(3)	payment for any excise tax that may be due under section 4999 of the Internal Revenue Code (plus interest or penalties imposed with respect thereto) such that after payment by

Mr. Tennant of all taxes, interest and penalties imposed upon him due to the additional payment, he will retain from the additional payment an amount sufficient to pay the excise tax (plus interest or penalties imposed with respect thereto).

      Based on the terms of the Transactions and Mr. Tennant’s 2002 and 2003 salary and bonus, the Company estimates that these amounts would total approximately $7.84 million plus amounts for reimbursement of excise taxes described in paragraph (3) above. In addition, Home Products would be required to provide Mr. Tennant medical and other insurance benefits for the two year period immediately following the date of termination of employment. Mr. Tennant agreed in his employment agreement that, for a period of three years after his employment is terminated either voluntarily or involuntarily by either Mr. Tennant or Home Products, (A) he will not compete against the Company, and (B) unless the termination follows a change of control and is by the Company and without cause or by Mr. Tennant and not due to a material breach by the Company, he will not solicit the Company’s customers or employees.

      James E. Winslow. In October 1994, Home Products entered into an agreement with Mr. Winslow, Home Products’ executive vice president, chief financial officer and secretary. This agreement, as amended in May 2000, provides that if Mr. Winslow’s employment is terminated by Home Products for any reason (other than for cause, death or disability or in connection with a change of control, in which event the terms of the Retention and Non-Competition Agreement described below will govern), he is entitled to a severance payment equal to twice his average yearly salary and bonus compensation earned during the two most recent fiscal years immediately prior to the termination.

      On January 28, 2000, Home Products entered into a Retention and Non-Competition Agreement with Mr. Winslow. The agreement provides that if Mr. Winslow remains with Home Products for 180 days following a change of control of Home Products, as defined in the agreement and which the consummation of the Offer would constitute, or is terminated without cause, dies or is reassigned to an area outside the metropolitan area where he is currently employed before the end of such period, Mr. Winslow will receive a payment equal to twice his average yearly salary and bonus compensation earned during the two most recent fiscal years immediately prior to the change of control, which, based on Mr. Winslow’s 2002 and 2003 salary and bonus, is estimated by the Company to be approximately $993,000. Additionally, Mr. Winslow agreed that he will not compete against Home Products or solicit its customers or employees for a period of one year after the termination of his employment with Home Products, and Home Products agreed to pay Mr. Winslow, in addition to the amounts to be paid under the agreement described above, $100,000 in 12 monthly installments upon a change of control in consideration for this agreement.

      Joseph Lacambra. On August 23, 2001, Home Products entered into an employment arrangement with Mr. Lacambra, Home Products’ Senior Vice President, Operations. This employment arrangement includes a severance agreement providing that if Mr. Lacambra is terminated without cause by Home Products, Mr. Lacambra will be entitled to six months of his annual base salary paid out over a six-month period.

      In addition, on January 28, 2000, Home Products entered into a Retention Agreement with Mr. Lacambra. The agreement, as amended on January 17, 2002, provides that if Mr. Lacambra remains with Home Products for 180 days following a change of control, as defined in the agreement and which the consummation of the Offer would constitute, or is terminated without cause, dies or is reassigned to an area outside the metropolitan area where he is currently employed before the end of such period, he will receive a payment of $96,732.50. Additionally, Mr. Lacambra agreed that he will not compete against Home Products or solicit its customers or employees for a period of six months after the retention period.

      Peter Graves. On January 28, 2000, Home Products entered into a Retention Agreement with Mr. Graves, Home Products’ Senior Vice President, Sales. The agreement, as amended on January 17, 2002, provides that if Mr. Graves remains with Home Products for 180 days following a change of control, as defined in the agreement and which the consummation of the Offer would constitute, or is terminated without cause, dies or is reassigned to an area outside the metropolitan area where he is currently employed before the end of such period, he will receive a payment of $155,000. Additionally, Mr. Graves agreed that he will not compete against Home Products or solicit its customers or employees for a period of six months after the 180-day retention period.

      Charles F. Avery, Jr. In August 1998, Home Products entered into an employment offer with Mr. Avery, Home Products’ Senior Vice President, Finance. This employment offer included a severance agreement providing that, if Mr. Avery is terminated without cause by Home Products, he will be entitled to a minimum of six months of his annual base salary.

      In addition, on January 28, 2000, Home Products entered into a Retention Agreement with Mr. Avery. The agreement, as amended on January 17, 2002, provides that if Mr. Avery remains with Home Products for 180 days following a change of control, as defined in the agreement and which the consummation of the Offer would constitute, or is terminated without cause, dies or is reassigned to an area outside the metropolitan area where he is currently employed before the end of such period, Mr. Avery will receive a payment of $71,500. Additionally, Mr. Avery agreed that he will not compete against Home Products or solicit its customers or employees for a period of six months after the 180-day retention period.

      The above summaries of the terms of the Employment Agreements and related estimates are qualified in their entirety by reference to the complete texts of the Employment Agreements, which have been filed as Exhibits (e)(2) through (e)(9) hereto and are incorporated herein by reference.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information as of November 1, 2004 (unless otherwise noted) with respect to the beneficial ownership of the Company’s issued and outstanding Common Stock by:

•	each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s Common Stock;

•	each director;

•	each executive officer; and

•	all of the directors and executive officers as a group.

      The beneficial ownership of common stock set forth in this table is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after November 1, 2004 are considered outstanding, while these shares are not considered outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power as to all shares beneficially owned, subject to community property laws where applicable.

	Total Shares	Percent of
Name and Address of Beneficial Owner	Beneficially Owned	Class

J.P. Morgan Partners (SBIC), LLC(1)	1,274,472	16.2%
Samstock/ SIT, LLC and Zell General Partnership, Inc. (2)	663,995	8.4
Palmyra Capital Advisors, LLC.(3)	430,700	5.5
Dimensional Fund Advisors, Inc(4)	417,050	5.3
Charles R. Campbell(5)	64,739	*
Daniel B. Shure(6)	67,885	*
Joel D. Spungin(7)	62,155	*
James R. Tennant(8)	667,728	8.2
James E. Winslow(9)	136,211	1.7
Peter Graves(10)	57,712	*
Joseph Lacambra(11)	38,750	*
Charles F. Avery, Jr.(12)	47,479	*
All directors and executive officers as a group (8 persons)(13)	1,142,659	13.4

*	Represents beneficial ownership of less than 1% of the outstanding common stock.

(1)	As reported in a statement on Schedule 13G filed with the SEC on February 17, 2004 by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020.

(2)	As reported in a statement on Schedule TO filed with the SEC on October 29, 2004, by Purchaser, EGI-Fund, EGI-Managing Member (02-04), L.L.C., a Delaware limited liability company, (“EGI-MM”), SZ Investments, L.L.C., a Delaware limited liability company (“SZ”), Samstock/ SIT, L.L.C., a Delaware limited liability company (“Samstock/ SIT”), Zell General Partnership, Inc., an Illinois corporation (“ZGP”), Chai Trust Company, L.L.C. (“Chai Trust”), and Joseph Gantz. The sole member of Samstock/ SIT, and the sole shareholder of ZGP, is Sam Investment Trust, an Illinois trust (“SIT”), formed for the benefit of Samuel Zell and members of his family. The sole trustee of SIT is Chai Trust. EGI-Fund is the managing member of Purchaser, and EGI-MM is the managing member of EGI-Fund. SZ is the managing member of EGI-MM and is indirectly owned by trusts established for the benefit of Samuel Zell and members of his family, the trustee of each of which is Chai Trust. Samstock/ SIT has voting and dispositive power with respect to 650,720 shares and ZGP has voting and dispositive power with respect to 13,275 shares. Purchaser has voting and dispositive power with respect to 5 shares. Chai Trust has shared voting and dispositive power with respect to 664,000 shares. The principal business office of each of Samstock/ SIT, ZGP, Chai Trust, EGI-Fund, EGI-MM, SZ, SIT and Purchaser is located at Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(3)	As reported in a statement on Schedule 13G filed with the SEC on April 7, 2004 by Palmyra Capital Advisors, LLC, a Delaware limited liability company and registered investment adviser, the Michael and Leigh Anne Baxter Living Trust (the “Baxter Trust”), and Michael F. Baxter (the “Manager”). Palmyra Capital Advisors, LLC has discretionary authority to buy, sell, and vote such shares for its investment advisory clients. Manager’s and Trust’s beneficial ownership is indirect as a result of the Manager’s position with, and the Baxter Trust’s ownership interest in, Palmyra Capital Advisors, LLC. The principal business office of each of the reporting persons is 11111 Santa Monica Blvd., Suite 1500, Los Angeles, California 90025.

(4)	As reported in a statement on Schedule 13G filed with the SEC on February 6, 2004 by Dimensional Fund Advisors, Inc. (“DFA”), DFA beneficially owns 417,050 shares as a result of acting as an investment adviser for registered investment companies. DFA and the various accounts to which it is an adviser have shared power to vote and dispose of all such shares. DFA expressly disclaims that it is in fact the beneficial owner of such shares. DFA’s address is 1299 Ocean Avenue, 11th floor, Santa Monica, California 90401.

(5)	Includes 40,000 shares of common stock that may be purchased by Mr. Campbell upon exercise of options that are currently exercisable or will become exercisable within 60 days after November 1, 2004.

(6)	Includes 40,000 shares of common stock that may be purchased by Mr. Shure upon exercise of options and 14,584 shares of common stock deferred pursuant to the Company’s 1999 Directors’ Restricted Stock Plan and issued on November 8, 2004. Also includes 2,500 shares held by Mr. Shure’s children with respect to which Mr. Shure disclaims beneficial ownership.

(7)	Includes 40,000 shares of common stock that may be purchased by Mr. Spungin upon exercise of options that are currently exercisable or will become exercisable within 60 days after June 30, 2004 and 17,115 shares of common stock deferred pursuant to the Company’s 1999 Directors’ Restricted Stock Plan and issued on November 8, 2004.

(8)	Includes 200,100 shares of common stock that may be purchased by Mr. Tennant upon exercise of options that are currently exercisable or will become exercisable within 60 days after November 1, 2004. Excludes 61,214 phantom stock units deferred under the EIP that will be paid in cash upon consummation of the Transactions.

(9)	Includes 56,350 shares of common stock that may be purchased by Mr. Winslow upon exercise of options that are currently exercisable or will become exercisable within 60 days after November 1, 2004. Excludes 22,972 phantom stock units deferred under the EIP that will be paid in cash upon consummation of the Transactions.

(10)	Includes 47,916 shares of common stock that may be purchased by Mr. Graves upon exercise of options that are currently exercisable or will become exercisable within 60 days after November 1, 2004. Excludes 10,182 phantom stock units deferred under the EIP that will be paid in cash upon consummation of the Transactions.

(11)	Includes 38,750 shares of common stock that may be purchased by Mr. Lacambra upon exercise of options that are currently exercisable or will become exercisable within 60 days after November 1, 2004. Excludes 12,595 phantom stock units deferred under the EIP that will be paid in cash upon consummation of the Transactions.

(12)	Includes 37,500 shares of common stock that may be purchased by Mr. Avery upon exercise of options that are currently exercisable or will become exercisable within 60 days after November 1,

2004. Excludes 9,190 phantom stock units deferred under the EIP that will be paid in cash upon consummation of the Transactions.

(13)	Includes 500,616 shares of common stock that may be purchased upon exercise of options that are currently exercisable or will become exercisable within 60 days after November 1, 2004 and 31,699 shares of common stock deferred pursuant to the Company’s 1999 Directors’ Restricted Stock Plan. Excludes 116,153 phantom stock units deferred under the EIP that will be paid in cash upon consummation of the Transactions.

*	Less than 1%

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of the Company’s common stock, to file with the SEC initial reports of beneficial ownership and reports of changes in ownership of the Company’s common stock and other equity securities of the Company. Officers, directors, and greater than 10% stockholders of the Company are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports that they file.

      Based solely on review of the copies of such reports furnished to the Company, the Company believes that during the 2003 fiscal year, all required Section 16(a) filings were made on a timely basis by the directors, officers and greater than 10% beneficial owners of the Company.

COMPANY STOCK PERFORMANCE

      The following graph compares the cumulative total return on the Company’s Common Stock with the cumulative total return on the NASDAQ SmallCap Market and a Peer Group (selected industry index code 3089 — Plastics Products N.E.C.). The graph is for a period of five years and assumes $100 was invested on December 31, 1998. Cumulative total return assumes that dividends, if any, were reinvested. The cumulative total return set forth in the graph is not necessarily indicative of future returns.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG HOME PRODUCTS INTERNATIONAL, INC.,
THE NASDAQ STOCK MARKET (U.S.) INDEX AND A PEER GROUP

ASSUMES $100 INVESTED ON DECEMBER 31, 1998

	12/98	12/99	12/00	12/01	12/02	12/03

Home Products International, Inc.	$100.00	$104.40	$17.61	$32.60	$45.28	$13.08
NASDAQ Stock Market (U.S.)	100.00	190.62	127.67	70.42	64.84	91.16
Peer Group	100.00	133.79	110.05	108.42	98.66	140.43

      We caution you not to draw any conclusions from the data in this performance graph, as past results do not necessarily indicate future performance.

ANNEX B

FAIRNESS OPINION OF

MESIROW FINANCIAL, INC.

October 28, 2004

Special Committee of the Board of Directors

Home Products International, Inc.
4501 West 47th Street
Chicago, IL 60632

      You have requested our opinion as to the fairness, from a financial point of view, to the holders (collectively, the “Stockholders”) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Home Products International, Inc., a Delaware corporation (the “Company”), of $2.25 per share in cash (the “Consideration”) to be received by the Stockholders pursuant to the Acquisition Agreement dated as of October 28, 2004 (the “Acquisition Agreement”) by and between Storage Acquisition Company, L.L.C., a Delaware limited liability company (“Acquirer”) and the Company. Pursuant to the terms of and subject to the conditions set forth in the Acquisition Agreement, Acquirer will commence a tender offer (the “Offer”) to purchase for cash all of the issued and outstanding Shares at a price per share equal to the Consideration.

      In connection with our review of the proposed Offer and the preparation of our opinion herein, we have examined:

(a)	a draft of the Acquisition Agreement dated October 28, 2004;

(b)	the audited financial statements of the Company for the three years ended December 27, 2003;

(c)	the unaudited financial statements of the Company for the six months ended June 26, 2004;

(d)	certain internal business, operating and financial information and forecasts of the Company, prepared by the senior management of the Company, and certain projections of the Company (collectively, the “Forecasts”);

(e)	information regarding publicly available financial terms of certain other change of control transactions we deemed relevant;

(f)	the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant;

(g)	current and historical market prices and trading volumes of the common stock of the Company; and

(h)	the Company’s Annual Report on Form 10-K for the fiscal year ended December 27, 2003, the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 27, 2004 and June 26, 2004 and certain other publicly available information on the Company and the industry in which it conducts its business.

      We have also held discussions with members of senior management of the Company to discuss the foregoing, have considered other matters and performed such due diligence which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant.

      In rendering our opinion, we have with your consent assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion, including, without limitation, the Forecasts. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the

Company. We have been advised by the senior management of the Company that the Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to us. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. Our opinion does not address the relative merits of the Offer as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have assumed without verification the accuracy and adequacy of the legal advice given by counsel to the Company and by counsel to the Special Committee of the Board of Directors of the Company on all legal matters. We have assumed that all material governmental, regulatory, or other consents and approvals necessary for the consummation of the transactions contemplated by the Acquisition Agreement will be obtained without any adverse effect on the Company or on the expected benefits of the transactions contemplated by the Acquisition Agreement. We have assumed that the Offer will be consummated on the terms described in the Acquisition Agreement, without any waiver of any material terms or conditions by the Company or Acquirer. We have assumed, with your consent, that the executed form of the Acquisition Agreement conforms in all material respects to the last draft of the Acquisition Agreement reviewed by us.

      Mesirow Financial, Inc. is an investment banking firm. As part of our investment banking business, we are regularly engaged in structuring financings and the valuations of businesses and their securities in connection with mergers, acquisitions, leveraged buyout transactions, management buyouts, competitive biddings, restructuring transactions and private equity and debt placements. In the ordinary course of our business, we and our affiliates may from time to time actively trade the securities of the Company for our own account or for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as the investment banker to the Special Committee of the Board of Directors of the Company in connection with the Offer and will receive a fee from the Company for our services, including rendering this opinion. A significant portion of our fee is contingent upon the completion of the Offer. In addition, the Company has agreed to indemnify us against certain liabilities relating to or arising out of our engagement.

      We are expressing no opinion herein as to the price at which the Company’s common stock will trade at any future time. Such trading price may be affected by a number of factors, including but not limited to (i) changes in prevailing interest rates and other factors which generally influence the price of securities, (ii) adverse changes in the current capital markets, (iii) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or in the product markets it serves, (iv) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities, and (v) timely completion of the Offer on terms and conditions that are acceptable to all parties at interest.

      Our investment banking services and our opinion were provided for the use and benefit of the Special Committee of the Board of Directors of the Company in connection with its consideration of the Offer, although we agree and consent to reliance on our opinion in its entirety by the Board of Directors of the Company. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders of the Consideration in connection with the Offer, and we do not address the merits of the underlying decision by the Company to engage in the Offer. This opinion does not constitute a recommendation to any Stockholder as to how such Stockholder should act with respect to the Offer. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that this opinion may be included in its entirety in the Schedule TO and Schedule 14D-9 relating to the Offer.

      Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Consideration to be received by the Stockholders in the Offer pursuant to the Acquisition Agreement is fair, from a financial point of view, to the Stockholders.

Very truly yours,

/s/ MESIROW FINANCIAL, INC.

MESIROW FINANCIAL, INC.

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 12, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Storage Acquisition Company, L.L.C.)
(a)(1)(B)	Letter of Transmittal, dated November 12, 2004 (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO of Storage Acquisition Company, L.L.C.)
(a)(2)	Letter to Stockholders of Home Products International, Inc. dated November 12, 2004 (filed herewith).*
(a)(3)	Press Release of Home Products International, Inc. dated October 29, 2004 (incorporated by reference to Exhibit 99.9 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)
(a)(4)	Fairness Opinion of Mesirow Financial, Inc. to the Special Committee of the Board of Directors of Home Products International, Inc., dated October 28, 2004 (incorporated by reference to Annex B to this Schedule 14D-9)
(a)(5)	Press Release of Home Products International, Inc., dated November 1, 2004 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Home Products International, Inc. on November 1, 2004)
(a)(6)	Press Release of Home Products International, Inc., dated November 12, 2004 (filed herewith).
(e)(1)	Acquisition Agreement by and between Storage Acquisition Company, L.L.C. and Home Products International, Inc., dated as of October 28, 2004 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)
(e)(2)	Employment Agreement, dated as of May 19, 1999, as amended October 14, 1999, and as amended December 15, 1999, between Home Products International, Inc. and James R. Tennant (incorporated by reference to Exhibit 10.24 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)
(e)(3)	Employment letter, dated October 18, 1994, as amended May 15, 2000, between Home Products International, Inc. and James E. Winslow (incorporated by reference to Exhibit 10.29 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)
(e)(4)	Employment offer summary, between Home Products International, Inc. and Charles F. Avery, Jr. (incorporated by reference to Exhibit 10.30 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)
(e)(5)	Employment arrangement, dated August 23, 2001, between Home Products International, Inc. and Joseph Lacambra (incorporated by reference to Exhibit 10.31 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)
(e)(6)	Retention and Non-Competition and Non-Solicitation Agreement, dated January 28, 2000, as amended March 21, 2000, between Home Products International, Inc. and James E. Winslow (incorporated by reference to Exhibit 10.25 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)
(e)(7)	Retention Agreement, dated January 28, 2000, as amended January 17, 2002, between Home Products International, Inc. and Charles F. Avery, Jr. (incorporated by reference to Exhibit 10.26 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)
(e)(8)	Retention Agreement, dated January 28, 2000, as amended January 17, 2002, between Home Products International, Inc. and Peter Graves (incorporated by reference to Exhibit 10.27 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)
(e)(9)	Retention Agreement, dated January 28, 2000, as amended January 17, 2002, between Home Products International, Inc. and Joseph Lacambra (incorporated by reference to Exhibit 10.28 to the Form 10-Q filed by Home Products International, Inc. on May 12, 2003)
(e)(10)	Home Products International, Inc. Executive Incentive Plan (filed herewith).
(e)(11)	Home Products International, Inc. Management Incentive Plan (filed herewith).
(e)(12)	Home Products International, Inc. 1999 Directors Restricted Stock Plan (incorporated by reference to the Company’s Proxy Statement for its 1999 Annual Meeting filed on Schedule 14A on April 19, 1999)
(e)(13)	1999 Performance Plan of Home Products International, Inc. (incorporated by reference from the Company’s Proxy Statement for its 1999 Annual Meeting filed on Schedule 14A on April 19, 1999)

(e)(14)	Confidentiality Agreement, dated April 29, 2004, by and between Mesirow Financial, Inc. and Triyar Capital, LLC, including the letter confirming Joseph Gantz’ agreement to be bound thereby (incorporated by reference to Exhibits (d)(6) and (d)(7) to Schedule TO of Storage Acquisition Company, L.L.C.)
(e)(15)	Confidentiality Agreement, dated July 19, 2004, by and between Mesirow Financial, Inc. and Equity Group Investments, L.L.C. (incorporated by reference to Exhibit (d)(8) to Schedule TO of Storage Acquisition Company, L.L.C.)
(e)(16)	Agreement Regarding Funding, dated of October 28, 2004, by and between Home Products International, Inc. and EGI Fund (02-04) Investors, L.L.C. (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)
(e)(17)	Agreement Regarding Funding, dated of October 28, 2004, by and between Home Products International, Inc. and Triyar Capital, LLC (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)
(e)(18)	Agreement Regarding Funding, dated of October 28, 2004, by and between Home Products International, Inc. and Walnut Investment Partners, L.P. (incorporated by reference to Exhibit 99.4 to the Form 8-K filed by Home Products International, Inc. on October 29, 2004)

*	Included in copies mailed to stockholders of Home Products.